When I arrived at Sears Canada, I shared “Seven Rules to Win” with the organization, key imperatives that winning organizations follow, understanding, of course, that it all starts with talented and passionate people.

1. All Goodness comes from Product. 2. Without Revenue there is no Profit. 3. Size matters... we must use, protect and grow Scale. 4. Manage in the Details: You must own and know your Business. 5. Speed is Cheap... it is much more profitable to win fast and much less costly to lose (and learn) fast. 6. Simplify, Simplify, Simplify. 7. All Progress depends on the Unreasonable Man (George Bernard Shaw): The reasonable man says, “I understand,” the unreasonable man says “why not.” Being reasonable will not get us to the promised land.

— Ron Boire, President and CEO

Table of Contents

2	Financial Highlights

4	Letter to Our Shareholders

9	Letter from the Chief Financial Officer

10	Five Year Summary

11	Quarterly Performance/Common Share Market Information

13	Management’s Discussion and Analysis

51	Management’s Responsibility for Financial Statements

52	Management's Report on Internal Control Over Financial Reporting

53	Reports of Independent Registered Public Accounting Firm

56	Consolidated Statements of Financial Position

57	Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income

58	Consolidated Statements of Changes in Shareholders’ Equity

59	Consolidated Statements of Cash Flows

60	Notes to the Consolidated Financial Statements

105	Directors and Officers

106	Corporate Information

Certain information in the accompanying “Letter to Our Shareholders” and “Letter from the Chief Financial Officer” is forward-looking and is subject to important risks and uncertainties, which are described in the “Cautionary statement regarding forward-looking information” on page 13 of this Annual Report.

Financial Highlights

(in CAD millions, except per share amounts)	Fiscal 2014	Fiscal 2013
Total revenue	$3,424.5	$3,991.8
Same store sales (%)[1]	(8.3)%	(2.7)%
Adjusted EBITDA[1]	(122.4)	35.7
Net (loss) earnings	(338.8)	446.5

	As at January 31, 2015	As at February 1, 2014
Cash and cash equivalents	$259.0	$513.8
Working capital	522.0	567.0
Inventories	641.4	774.6
Total assets	1,774.1	2,392.3
Total long-term obligations, including principal payments on long-term obligations due within one year	28.1	35.9
Shareholders’ equity	570.8	1,073.8

	As at January 31, 2015	As at February 1, 2014
Per share of capital stock
Basic net (loss) earnings	$(3.32)	$4.38
Diluted net (loss) earnings	$(3.32)	$4.38
Shareholders’ equity	$5.60	$10.54

[1]
Same store sales and Adjusted EBITDA are operating performance and non-International Financial Reporting Standards (“IFRS”) measures, respectively. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA”.

•
Revenue was $3,424.5 million for the 52-week period ended January 31, 2015 (“Fiscal 2014”) compared to $3,991.8 million for the 52-week period ended February 1, 2014 (“Fiscal 2013”), a decrease of $567.3 million. The decrease was primarily attributable to sales declines across all product categories. Other merchandise revenue decreased by $22.2 million, primarily due to the termination of the licensing arrangement with SHS Services Management Inc (“SHS”). Included in the total revenue decrease for Fiscal 2014 described above, was the effect of the closure of five full-line stores previously announced during Fiscal 2013, which negatively impacted revenue for Fiscal 2014 by $156.0 million, compared to Fiscal 2013. Also included in the total revenue decrease in Fiscal 2014 was a decrease in Services and other revenue of $67.8 million compared to Fiscal 2013, primarily related to the sale of interests in certain joint arrangements in the fourth quarter of Fiscal 2013.

•
Same store sales decreased 8.3% compared to Fiscal 2013. Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA”.

•
Gross margin rate was 32.6% for Fiscal 2014 compared to 36.2% in Fiscal 2013. The decrease in gross margin rate was due primarily to reduced margin in home furnishings, home décor, Craftsman®, Air & Water Products (“CAWP”), electronics, floorcare, sewing, major appliances, jewellery, accessories & luggage, footwear, women’s intimates, children’s wear, men’s wear and women’s apparel as a result of increased clearance or promotional activities, partially offset by increased margins in seasonal, fitness & recreation and cosmetics. The decrease was also related to the sale of interests in certain joint arrangements in the fourth quarter of Fiscal 2013, which negatively impacted the Company’s gross margin rate by 90 basis points for Fiscal 2014.

•
Adjusted net (loss) earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Fiscal 2014 was $(122.4) million, as compared to $35.7 million in Fiscal 2013, a decrease of $158.1 million. Adjusted

EBITDA was impacted by the loss of rental income of $22.5 million from the sale of certain joint arrangements sold in the fourth quarter of Fiscal 2013, $20.1 million related to the closure of five full-line department stores previously announced during Fiscal 2013 and $6.8 million due to the termination of the licensing arrangement with SHS, partially offset by $2.5 million in incremental foreign exchange gain, as compared to Fiscal 2013. Adjusted EBITDA is a non-IFRS measure. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA” regarding the use of non-IFRS measures and an explanation of components of Adjusted EBITDA for respective periods.

•	Basic net loss per common share was $3.32 in Fiscal 2014 compared to a basic net earnings per common share of $4.38 for Fiscal 2013.

•
Total cash and cash equivalents was $259.0 million as at January 31, 2015 compared to $513.8 million as at February 1, 2014. The decrease of $254.8 million was primarily due to a higher net loss, tax payments made for taxable income earned from the gains on lease terminations and lease amendments and the sale of interests in certain joint arrangements in Fiscal 2013, severance payments associated with Fiscal 2013 transformation activities, purchases of property, plant and equipment and intangible assets and contributions to the Company’s retirement benefit plans, partially offset by the proceeds from the sale of the Company’s interest in certain joint arrangements in Fiscal 2014.

Authentically Canadian

Letter to Our Shareholders
A message from Ron Boire, President and Chief Executive Officer

The year 2014 was one of disappointing results for Sears Canada, with a loss of $122.4 million in Adjusted EBITDA and a same store sales decrease of 8.3%. While our year-end position of cash and cash equivalents of $259.0 million continues to be healthy, our retail business was not successful in 2014. Sears Canada has traditionally had a strong balance sheet with some of the most valued retail real estate in Canada and superior brand assets. Consequently, we have everything we need to fund and execute our transformation and build one of Canada’s best retailers, and that is our objective.

I joined Sears Canada on October 15, 2014 and my first focus was on our leadership team and the culture. The organization has been through years of declining performance and needed to learn how to win again. In my first of what have become regular blogs to all team members, I shared with them “Seven Rules to Win”. They are listed on the inside front cover of this Report. I used these to instill key imperatives that winning organizations follow, understanding, of course, that it all starts with talented and passionate people.

It is difficult by any measure to say that all of our leadership team members were appropriately positioned for their roles and responsibilities given our performance over the past several years, so, as a result, since October 15, 2014, roughly 25% of our senior leadership team have exited the company or been reassigned to more appropriate positions. I believe that the leadership team in place today is focused on winning, passionate about our business and up to the task of transforming our company.

When I first arrived at Sears Canada, I was struck by the pride the Company’s team members felt and indeed expressed about working here. It served as an indicator to me of how distinct the Sears Canada brand is, how much potential there is for this brand and how much opportunity there is to really emphasize the “Canada” part of our name and the uniqueness that comes with that. We owe these 19,000 team members as well as our shareholders much better than we have produced so far.

Over the first six decades of our Company’s existence, during which we were incorporated as Simpsons-Sears and subsequently Sears Canada, Sears emerged as our predominant brand name. As we continue into our seventh decade as Sears Canada, we will be more vocal about the Canada part and our authentically Canadian character. Our Company can be described in ways that are, indeed, uniquely Canadian. Genuine. Reliable. A retailer that sells products that are timeless, built to last, supported by the best guarantees, on trend but not trying to form the cutting edge. Our customers are Canadians who work hard for a living, and who will pay a bit more but expect a lot more.

Strategic Plan

The management team and I have established a three-year strategic plan which has been approved by the Board of Directors. We are putting retail essentials in place or reinforcing existing capabilities which form the base of our strategic initiatives. We have established four areas of focus by which we will measure our progress.

These four areas of focus are Product, Operations, Infrastructure and Network.

Product:

Our goal is to provide Canadians with fashionable product made of high quality materials and workmanship at affordable prices while providing great service. Clearly, we need to be better at this than we have been over the past several years.

One of the best vehicles we have of demonstrating this to Canadians is through our Canada’s Best program. This stamp of approval is meant to identify key items throughout the store that offer high quality at almost surprising prices considering the materials and workmanship involved in the construction. One great example of this is our men’s and women’s parkas which, depending on length, are priced every day for $179.97 to $219.97. In season, the parkas are dominantly displayed in-store and supported by feature signing. The intrinsic and extrinsic features and benefits and styling perfectly align with how we expect consumers would rate an item as Canada’s Best. However, our execution for many of our other Canada’s Best items across our various departments must improve. To that end, we are developing a full assortment of Canada’s Best product that will best demonstrate to Canadians how Sears stands for great value. No product can receive the Canada’s Best endorsement without going through a rigourous vetting process that includes our chief merchants and myself. These are products about which we are most serious and I expect them to elevate our entire product portfolio.

Another example of great, affordable quality product is our line of Pure NRG Athletics which we rolled out for women in February 2014. It is an exclusive line of performance clothing for the active woman who expects high-quality fashionable workout wear without the high prices. We are filling the gap in the “athleisure” segment for Canadians who want to have the look and performance of modern-day activewear, but have sensibilities that prevent them from spending over $100 on a single pair of fashion yoga pants! Pure NRG Athletics fashion yoga pants can be purchased at Sears for $49.99. We followed up on the women’s launch by adding Pure NRG Athletics in Kids in Fall 2014 and a men’s line debuted at the beginning of 2015.

Our private brands are critical to our future success, and national brands also play an important part. As an example, we recently introduced U.S. Polo Assn., which is exclusive to Sears in Canada. This world-renowned apparel brand has, like us, a great heritage, having been established in 1890. We launched in menswear during Fall 2014, and we are adding women’s wear in Spring 2015. National brands like this are ideal for Sears Canada because they are aimed at families who want great quality at prices they can afford, and therefore complement our private brands perfectly.

Speaking of national brands, I have spent a great deal of time over the past several months meeting with all of our top suppliers. I have met with them in Toronto, New York, Korea and China among other places, and universally our vendors want Sears Canada to win. They understand that we hold a special place in the market and are working to help us transform and grow our business.

We want to fill our store with meaningful statements of focused product in the categories where we know we can win. To make room for these products, we are making tough decisions about which lines and products to keep and which to discontinue. There are lines where we can compete and be, or potentially be, a market leader and make money. There are others where we can not.

We are implementing “portfolio” category management to assess each product category, rationalizing and optimizing low profit categories. Our mission is to replace any space that becomes available with more profitable merchandise. In response to our initial review, by the end of the first quarter of 2015, our stores will no longer have home electronics departments as we know them today and we will be reducing our hardware and tool departments significantly. Mattresses, in which we are a market leader and make money, will absorb most of this space. This change will also allow us to expand categories like vacuums and fitness equipment in some stores or bring fitness apparel and equipment together in one wellness presentation. We will continue to apply this process across the enterprise. There are no protected categories at Sears Canada when it comes to producing a profitable desirable portfolio of products for our customers.

Operations:

Operations emphasizes managing the inventory and supply chain to be cost efficient while providing exceptional service in delivering product to customers. Operations also includes executing best-in-class practices in functions that support our core business such as financial services, store operations and human resources.

In addition to great quality at prices Canadians expect from Sears, our customers also expect and deserve a certain level of service. This component of our value proposition helps differentiate us from competitors who trade solely on price. In late 2014, we successfully tested a concierge service in the Sears Home channel, where we sell mattresses, furniture and major appliances. This special service provided our customers with a team member who would be a single point of contact for them until the merchandise they purchased was satisfactorily delivered to their home. The investment in this contact person has proven to be well worth it, and customers appreciate being able to call one single Sears team member at their local store that is empowered to solve their problems. We will be extending and refining this program as we move through 2015.

The delivery component of a purchase is an important part of the sales process. Our structure uses delivery contractors to bring merchandise to customers’ homes. Those contractors must be an extension of the Sears experience. To the customer, it’s one transaction and one company, and that company is Sears. As part of our focus on improved customer service, we will be developing a “white glove” approach to delivery, which will focus on both aptitude and attitude of the delivery personnel who enter our customers’ homes to perform this key component of the purchase. We have been testing a white glove program in the greater Toronto area for several months and the results are very encouraging. Errors are down, quality is up, and customer satisfaction is way up.

One of our wins in 2014 in the Operations arena was that we ended the year with $124.4 million less inventory than we ended 2013, exclusive of amounts related to the closures of full-line stores. This puts us in a better open-to-buy position for new goods, especially as we enter a new season. However, we are still forcing some of the category inventory reductions at a high level, which is not optimal. True inventory efficiency will come as we build sophistication into our inventory planning with a more balanced flow of product entering our stores. System enhancements are being implemented this year which will provide our merchandising teams with improved sales planning, purchase order, allocation, and assortment planning capabilities which will help increase the effectiveness and efficiency of our inventory management.

Infrastructure:

Infrastructure captures our focus on developing the right support framework including investing in upgraded technology to support our omni-channel strategy and the business.

Our most important goal is to become a truly omni-channel retailer. As a multi-channel retailer, Sears Canada has a great history of doing business across various channels - various retail store formats, catalogue, online - but being omni-channel requires a seamless integration of these channels in the eyes of the customer.

Most customers who buy online still browse in-store because they want to see and feel the item before buying. Yet, other customers browse online but purchase in-store because they enjoy the shopping experience. Customers have told us that they want to see Sears Canada conduct its business across all channels seamlessly.

We will become a progressive retailer where Online hosts a fully integrated merchandise assortment across all channels, with marketing that applies across the enterprise, that uses fulfillment out of multiple locations including distribution centres and stores, and whose channels have common pricing and promotion.

As we announced last year, we entered into an agreement with Oracle Canada to purchase their Retail Merchandising Suite which, when coupled with IBM’s Sterling Order Management System, will solidify our omni-channel business model allowing us to provide a seamless shopping experience across all channels. Shortly after arriving here, I reviewed the timing to get these systems up and running and was able to move forward the implementation dates of key milestones of the project. The result is that customers will see the first key benefits by this summer with more to follow over the next 18 months. These systems will drive our conversion to a truly omni-channel retailer with integrated inventories, marketing strategies, and a fully integrated, expanded merchandise assortment.

As we implement our new system over the next couple of years, our goal is to achieve three things: a unified brand story across all channels that promises a consistently superior customer experience, an integrated back-office operating model with agile and innovative technology that enables a world class customer experience and lower costs to achieve the level of service we need to compete.

Network:

The Network area of focus centers on ensuring we are optimizing the value of our multiple channels and facilities and considering, where necessary, divestiture of non-core assets and poor-performing units.

We are a general merchandise retailer but we can’t be all things to all people. We trade across many channels; full-line department stores, Sears Home, Hometown (Dealer) stores, Outlet stores, Corbeil appliance stores, catalogue and online. We are in the product repair services business. We are in the travel business. We have a wholly-owned transportation subsidiary, SLH Transport. We own and lease valuable locations from coast to coast totaling almost 24 million square feet.

Our responsibility is to make sure we are deriving value from these assets or taking action to reduce losses associated with operating them. Whereas our full-line department stores are generally profitable before corporate overhead allocation, we likely have opportunities in other channels to optimize value as well as our inventory and marketing investments. We have evaluated all of these channels and locations and will take action to close or exit businesses or locations where it make sense long-term for the Company.

Last year, we sold our interests in the last three joint arrangement ownership interests the Company had in shopping centres for $71.7 million. In March of 2015, we announced an agreement to sell three retail store properties for $140.0 million and lease them back under long-term agreements to continue serving our customers in those markets. This transaction is a great example of how we can unlock value and maintain or enhance our core retail business. There are many ways to create value from our properties and facilities, and we will continue to creatively explore options that best serve the Company’s long-term interest.

Authentically Canadian:

Sears Canada is authentically Canadian, and we believe our approach to improving our business is authentically Canadian. Initiatives that are planned within these four areas of focus support key stakeholder elements which we believe are important to our success: quality, value, profitability, being a lean organization and omni-channel friendly. These are elements which customers, shareholders, and our own team members connect with Sears and which these stakeholders believe represent our position in the Canadian retail landscape.

Our 19,000 Sears Canada team members continue to demonstrate a commitment and passion to make our Company Canada’s best. I thank them for their support and continued tireless effort and I am proud to be on their team as we work together to achieve our goals for 2015.

I believe the initiatives discussed here lay the foundation for us to be a successful progressive retailer that serves its customers on their terms, that supports its team members with a great place to work, and that provides its shareholders with a strong return on their investment.

Sincerely,

Ron Boire,
President and Chief Executive Officer

Letter from the Chief Financial Officer

Our 2014 financial results were disappointing. Same store sales decreased 8.3%, Adjusted EBITDA was a loss of $122.4 million and our net loss was $338.8 million or $3.32 per share. In the “Letter to Our Shareholders” earlier in this Annual Report, the Chief Executive Officer highlights some of the key initiatives being implemented as part of the Company’s three-year plan and we look forward to seeing the financial benefits of those initiatives as we move forward.

Despite our disappointing results, there were positive developments during 2014 that position us well for the years ahead.

Our financial position as we ended 2014 was strong. We had $259.0 million of cash with no significant debt. We were undrawn on our credit facility at year-end. Based on our borrowing base and net of outstanding letters of credit of $39.3 million, we had availability under our credit facility of approximately $260.7 million bringing our total liquidity to $519.7 million. We are particularly pleased to share this with our vendor partners as they continue to support Sears Canada in its merchandising initiatives.

Total selling, general and administrative expenses decreased in 2014 by $107.7 million, or 6.6%, to $1,523.8 million. Excluding non-cash expenses such as depreciation and amortization, impairment charges, severance costs and other non-recurring items, adjusted selling, general and administrative expenses decreased in 2014 by $141.8 million, or 10.3%, to $1,235.5 million. A portion of this reduction reflects our lower sales. However, it also includes significantly reduced fixed costs that will allow us to compete more effectively.

During 2014, we resolved tax audit issues relating to our 2006 and 2007 returns. In addition, as a result of a taxable loss in 2014, we expect to recover previously paid taxes related to taxable income generated in 2012 and 2013. In combination, these factors led to $114.2 million of the increase in income tax recoverable that we had at year-end. We expect to receive these funds during 2015 which will significantly bolster our liquidity position. Furthermore, we expect to have approximately $39.1 million in tax operating loss carryforwards that would shelter future gains on asset dispositions or taxable operating income.

We completed a buy-out offer to retired associates with respect to their company-provided health, dental and life insurance benefits. For a cash cost of $14.6 million, including $0.8 million in fees, we retired obligations with a book value of $25.2 million resulting in a pre-tax gain of $10.6 million during 2014. We made another such offer to retired associates that started in February 2015 and should be completed by the end of the first quarter of 2015.

As mentioned in the Chief Executive Officer’s “Letter to Our Shareholders”, we also had significant achievements in inventory management, reducing inventory investment by $124.4 million, exclusive of amounts related to the closures of full-line stores, and also within our real estate portfolio where we realized net proceeds of $71.7 million during 2014 related to the disposition of joint arrangement ownership interests and $130.0 million in March of 2015 related to the sale of three stores which we will lease back under long-term agreements.

I would like to acknowledge and recognize the efforts of Sears Canada team members throughout the organization over the past year. I am looking forward to seeing the benefits of their hard work that was begun in 2014.

E.J. Bird
Executive Vice-President and Chief Financial Officer

Five Year Summary
	Fiscal 2014[1]	Fiscal 2013[1]	Fiscal 2012[1,2]	Fiscal 2011[1]	Fiscal 2010[1]
Results for the year (in CAD millions)
Total revenue	$3,424.5	$3,991.8	$4,346.5	$4,619.3	$4,938.5
Depreciation and amortization	89.3	111.4	126.5	114.9	123.6
(Loss) earnings before income taxes	(360.0)	490.0	114.2	(56.9)	187.1
Income tax recovery (expense)	21.2	(43.5)	(13.0)	6.6	(62.1)
Net (loss) earnings	(338.8)	446.5	101.2	(50.3)	125.0
Dividends declared	—	509.4	101.9	—	753.4
Capital expenditures[3]	54.0	70.8	101.6	84.3	60.0
Year end position (in CAD millions)
Accounts receivable, net	$73.0	$83.3	$77.7	$116.2	$144.0
Inventories	641.4	774.6	851.4	823.9	953.2
Property, plant and equipment	567.6	785.5	1,118.5	872.0	900.7
Total assets	1,774.1	2,392.3	2,504.7	2,730.7	2,907.5
Working capital	522.0	567.0	410.7	471.0	536.9
Total long-term obligations, including principal payments on long-term obligations due within one year	28.1	35.9	59.4	122.7	129.1
Shareholders’ equity	570.8	1,073.8	1,076.4	1,092.0	1,260.4
Per share of capital stock
Basic net (loss) earnings	$(3.32)	$4.38	$0.99	$(0.48)	$1.16
Dividends declared	—	5.00	1.00	—	7.00
Shareholders’ equity	5.60	10.54	10.57	10.63	11.96
Financial ratios
Return on average shareholders equity (%)	(41.2)	41.5	9.3	(4.3)	7.7
Current ratio	1.8	1.7	1.5	1.5	1.5
Return on total revenues (%)	(9.9)	11.2	2.3	(1.1)	2.5
Debt/equity ratio (%)	4.9	3.3	5.5	11.2	10.2
Pre-tax margin (%)	(10.5)	12.3	2.6	(1.2)	3.8
Breakdown of the Company’s locations
Full-Line Department stores	113	118	118	122	122
Sears Home stores	47	48	48	48	48
Outlet stores	11	11	11	11	11
Specialty type: Appliances and Mattresses	1	4	4	4	4
Hometown stores	201	234	261	285	268
Sears Home Services Showrooms	—	8	9	13	13
Corbeil	35	34	33	30	30
National Logistics Centres	6	6	6	6	6
Sears Floor Covering Centres	—	—	—	17	20
Cantrex	—	—	—	799	768
Travel offices	96	97	101	108	108
Catalogue merchandise pick-up locations	1,335	1,446	1,512	1,734	1,822

[1]
The 2014 fiscal year (“Fiscal 2014”), 2013 fiscal year (“Fiscal 2013”), 2012 fiscal year (“Fiscal 2012”), 2011 fiscal year(“Fiscal 2011”) and 2010 fiscal year (“Fiscal 2010”) refers to the 52-week period ended January 31, 2015, 52-week period ended February 1, 2014, the 53-week period ended February 2, 2013, the 52-week period ended January 28, 2012, and the 52-week period ended January 29, 2011, respectively, reported under International Financial Reporting Standards (“IFRS”).

[2]	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.
[3]	Capital expenditures represents purchases for which payment has been made by the end of the fiscal year.

Quarterly Performance

The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenue, as well as performance payments received from JPMorgan Chase Bank, N.A. (Toronto Branch), referred to as commission revenue, will vary by quarter based upon consumer spending behaviour. Historically, the Company’s revenue and earnings are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. Other factors that affect the Company’s sales and financial performance include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and comparable store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared under IFRS.

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
(in CAD millions, except per share amounts)	2014	2013	2014	2013	2014	2013	2014	2013
Total revenue	$972.5	$1,182.3	$834.5	$982.3	$845.8	$960.1	$771.7	$867.1
Net (loss) earnings	$(123.6)	$373.7	$(118.7)	$(48.8)	$(21.3)	$152.8	$(75.2)	$(31.2)
Basic net (loss) earnings per share	$(1.21)	$3.67	$(1.16)	$(0.48)	$(0.21)	$1.50	$(0.74)	$(0.31)
Diluted net (loss) earnings per share	$(1.21)	$3.67	$(1.16)	$(0.48)	$(0.21)	$1.50	$(0.74)	$(0.31)

Common Share Market Information

The table below provides prices for the Company’s common shares traded on the Toronto Stock Exchange (symbol: SCC).

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
	2014	2013[1]	2014	2013	2014	2013	2014	2013
High	$12.85	$19.20	$16.65	$14.50	$16.45	$13.25	$17.12	$9.94
Low	$10.26	$12.07	$8.56	$11.70	$13.51	$8.96	$12.31	$8.85
Close	$11.90	$13.00	$10.85	$14.41	$14.02	$12.92	$16.50	$9.46
Average daily trading volume	16,648	86,585	44,681	25,813	15,501	146,327	20,288	34,326

[1]	During Q4 2013, the Company distributed an extraordinary cash dividend to holders of common shares, of $5.00 per share.

The table below provides prices for the Company’s common shares traded on the NASDAQ (symbol: SRSC), quoted in U.S. dollars.

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
	2014[1]	2013	2014[1]	2013	2014[1]	2013	2014[1]	2013
High	$10.87	$—	$9.94	$—	$—	$—	$—	$—
Low	$9.06	$—	$9.50	$—	$—	$—	$—	$—
Close	$9.32	$—	$9.66	$—	$—	$—	$—	$—
Average daily trading volume	110,423	—	20,009	—	—	—	—	—

[1]	Began trading on the NASDAQ during the 13-week period ended November 1, 2014.

Management’s Discussion and Analysis

Table of Contents

1. Company Performance

2. Segment Performance

3. Consolidated Financial Position, Liquidity and Capital Resources

4. Financial Instruments

5. Funding Costs

6. Related Party Transactions

7. Shareholders’ Equity

8. Share Based Compensation

9. Event After the Reporting Period

10. Accounting Policies and Estimates

11. Disclosure Controls and Procedures

12. Risks and Uncertainties

Management’s Discussion and Analysis

“Sears”, “Sears Canada”, “we”, “us”, “our” or “the Company” refers to Sears Canada Inc. and its subsidiaries, together with its investments in real estate joint arrangements.

Management’s Discussion and Analysis (“MD&A”) contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

This MD&A should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements for the 52-week period ended January 31, 2015 (“Fiscal 2014” or “2014”). The 2013 fiscal year refers to the 52-week period ended February 1, 2014 (“Fiscal 2013” or “2013”). The fourth quarter unaudited results for Fiscal 2014 and Fiscal 2013 reflect the 13-week period ended January 31, 2015 (“Q4 2014”) and the 13-week period ended February 1, 2014 (“Q4 2013”), respectively. The 2012 fiscal year refers to the 53-week period ended February 2, 2013 (“Fiscal 2012” or “2012”). The 2015 fiscal year refers to the 52-week period ending January 30, 2016 (“Fiscal 2015” or “2015”).

This MD&A is current as of March 12, 2015 unless otherwise stated.

Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) dated March 12, 2015 and the Management Proxy Circular dated March 12, 2015, can be obtained by contacting Sears Canada's Corporate Communications department at 416-941-4428. The 2014 Annual Report, together with the AIF and Management Proxy Circular, have been filed electronically with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com and on the U.S. Securities Exchange Commission (“SEC”) website at www.sec.gov.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information

Certain information in the Annual Report and in this MD&A is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 “Company Performance”, Section 3 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 4 “Financial Instruments”, Section 7 “Shareholders’ Equity”, Section 9 “Event After the Reporting Period”, Section 10 “Accounting Policies and Estimates” and Section 12 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; the results achieved pursuant to the Company’s credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMorgan Chase”); ability to secure an agreement with a financial institution for the management of the credit and financial services operations, or to secure an agreement on terms and conditions as favorable to us as those we currently have under our credit card marketing and servicing alliance with JPMorgan Chase; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged for; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; the impairment of intangible and other long‑lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Holdings”) reduces its interest in the Company to less than 10%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Holdings’ common stock; possible changes in the Company’s ownership by Edwards S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this MD&A and in the Company’s 2014 Annual Report under Section 12 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in the Annual Report and in this MD&A are, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward‑looking information, whether as a result of new information, future events or otherwise, except as required by law.

1. Company Performance
a. Business Segments
Sears classifies its operations in two reportable business segments: merchandising and real estate joint arrangements. The Company’s methodology for segmenting its business is described in Note 23 “Segmented information”of the Notes to the Consolidated Financial Statements for Fiscal 2014.

Merchandising Operations
The Company’s merchandising segment includes the sale of goods and services through the Company’s Retail channels, which includes its Full-Line, Sears Home, Hometown, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to product repair. Commission revenue includes travel, home improvement services, wireless and long distance plans, insurance and performance payments received from JPMorgan Chase under the Company’s credit card marketing and servicing alliance with JPMorgan Chase. The Company has a multi-year licensing arrangement with TravelBrands Inc. (“TravelBrands”), (formerly known as Thomas Cook Canada Inc.), under which TravelBrands manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. Licensee fee revenues are comprised of payments received from licensees, including TravelBrands, that operate within the Company’s stores.

Retail Channel

Full-Line Department stores – Sears full-line department stores are located primarily in suburban enclosed shopping centres. The major merchandise categories include the following:

Apparel & Accessories - women’s, men’s and children’s apparel, nursery products, cosmetics, jewellery, footwear and accessories.

Home & Hardlines - home furnishings and mattresses, home décor, lawn and garden, hardware, electronics, leisure, seasonal products, toys, floorcare, sewing and major appliances.

Although merchandise varies by store, the merchandise sales mix between the two major categories are approximately 40% Home & Hardlines and 60% Apparel & Accessories.

Full-line department stores include a Sears catalogue merchandise pick-up location. Sears Travel offices and licensed businesses, such as optical centres and portrait studios, are also located in many of the Company’s full-line department stores.

Sears Home stores – Sears Home stores are typically located in power centres and present an extensive selection of furniture, mattresses and box-springs, and major appliances. The majority of these stores range in size from 35,000 to 60,000 square feet.

Hometown stores – Sears Hometown locations are primarily independently operated and offer major appliances, furniture, mattresses and box-springs, electronics, outdoor power equipment as well as a catalogue merchandise pick-up location. Most Hometown stores are located in markets that lack the population to support a full-line department store.

Outlet stores – Sears Outlet stores offer clearance merchandise, primarily from the Company’s full-line department stores and Direct channel, as well as surplus big-ticket items from all channels.

Corbeil – Corbeil is a chain of major appliance specialty stores located throughout Québec, the Greater Toronto Area and Eastern Ontario. There are 35 stores in the chain, 16 of which are franchised. The chain also includes one liquidation centre and one distribution centre in Montreal. Stores average approximately 6,500 square feet in size.

Sears Travel – Sears Travel service operates within 96 Sears locations across Canada, an online travel service at www.searstravel.ca and 1-866-FLY-SEARS, which connects customers to the nearest geographical branch. TravelBrands manages the day-to-day operations of all Sears Travel offices and the Sears Travel website.

Sears Home Services
Commencing under the Sears Home Improvements brand the Company offers Sears Carpet and Duct cleaning, Installation and Assembly of products purchased at Sears stores, Sears Custom Window Coverings and Sears Heating & Cooling.

Direct Channel
The Company’s Direct channel is comprised of its catalogue business, which is Canada’s largest general merchandise catalogue business, and Sears.ca, one of Canada’s leading online shopping destinations with over 101.5 million visits in Fiscal 2014, including desktop and mobile platforms. With two distribution centres exclusively dedicated to servicing the Direct channel and 1,335 catalogue merchandise pick-up locations nationwide, Sears can deliver orders in most areas of the country. Orders can be placed by telephone at 1-800-26-SEARS, by mail, by fax, online at Sears.ca or in person through Sears stores and catalogue agents. At the end of Fiscal 2014, 1,171 of the total 1,335 catalogue merchandise pick-up locations were independently operated under local ownership, with the remaining 164 units located within Sears locations.

Catalogue – In Fiscal 2014, 22 different catalogues were distributed throughout Canada, including eight Specialogues, designed to offer more seasonally relevant merchandise to specific customers.

Sears.ca – The Company’s website, Sears.ca, enables the Company to provide new merchandise offers directly to web customers and highlights the Company’s extensive general merchandise selection. In Fiscal 2014, the Company continued to invest in its online capabilities to improve the user experience, and engage new customers and demographics. Sears is committed to maintaining its reputation as a trusted Canadian retailer by focusing on customer privacy and satisfaction when shopping on Sears.ca.

Logistics
National Logistics Centres (“NLC”) – Sears operates six logistics centres strategically located across the country. The logistics centres are comprised of seven owned and two leased warehouse facilities which serve all channels of the business. The total floor area of these logistics centres was 6.6 million square feet at the end of Fiscal 2014, of which 5.0 million square feet is devoted to warehouse and logistics operations. The remainder of the space is utilized for other Sears operations, including call centre services. The Regina, Saskatchewan, logistics centre was closed in 2014 and replaced by a new logistics centre located in Calgary, Alberta. See Note 29 “Assets classified as held for sale” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.

S.L.H. Transport Inc. (“SLH”) – The Company’s wholly-owned subsidiary, SLH, transports merchandise to stores and catalogue merchandise pick-up locations. SLH is responsible for providing logistics services for the Company’s merchandising operations by operating a fleet of tractors and trailers to provide carrier services for Sears and contract carrier services to commercial customers who are unrelated to Sears. The arrangements with third parties increase SLH’s fleet utilization and improve the efficiency of its operations. SLH has developed a nationwide distribution network to provide better and more consistent service to its customers.
As at the end of Fiscal 2014, Fiscal 2013, and Fiscal 2012, the Company’s locations were distributed across the country as follows:

						As at	As at	As at
						January 31, 2015	February 1, 2014	February 2, 2013
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-Line Department stores	12	27	40	20	14	113	118	118
Sears Home stores	2	11	19	10	5	47	48	48
Outlet stores	1	1	6	1	2	11	11	11
Specialty type: Appliances and Mattresses stores	—	—	1	—	—	1	4	4
Corporate stores	15	39	66	31	21	172	181	181
Hometown stores	45	21	41	56	38	201	234	261
Sears Home Services Showrooms[1]	—	—	—	—	—	—	8	9
Corbeil Franchise stores	—	14	2	—	—	16	16	17
Corbeil Corporate stores	—	13	6	—	—	19	18	16
Corbeil	—	27	8	—	—	35	34	33
NLCs[2]	—	1	2	2	1	6	6	6
Travel offices	7	22	37	16	14	96	97	101
Catalogue merchandise pick-up locations	191	313	373	334	124	1,335	1,446	1,512

[1]
During Fiscal 2014, the Company closed all Sears Home Services Showrooms in connection to the SHS receivership described in Note 14 of the Notes to the Consolidated Financial Statements for Fiscal 2014.

[2]
Sears operates six logistics centres strategically located across the country, each referred to as a NLC. The NLCs are comprised of seven owned and two leased warehouse facilities which serve all channels of the business.

In Fiscal 2014, the Company closed five full-line department stores, as a result of lease terminations and lease amendments that occurred during Fiscal 2013. The Company also closed one Sears Home store, three Appliances and Mattresses stores, 34 Hometown stores, one Travel office and 142 Catalogue merchandise pick-up locations. The Company opened one Hometown store, one Corbeil Franchise store and 31 Catalogue merchandise pick-up locations, and converted one Corbeil Franchise store to a Corbeil Corporate store. During the first quarter of 2015, two full-line department stores, one Sears Home store, one Outlet store, one Appliance and Mattresses store and one Corbeil Corporate store will be closed. Refer to Note 28 “Gain on lease terminations and lease amendments” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.
In Fiscal 2013, the Company closed 28 Hometown stores, four Travel offices, and 66 Catalogue merchandise pick-up locations. The Company also opened one Hometown store.
In Fiscal 2012, the Company closed four full-line stores as a result of the lease terminations and lease amendments that occurred during the year. The Company also closed 222 Catalogue merchandise pick-up locations, 24 Hometown stores and 17 Sears Floor Covering Centres. During the second quarter of 2012, Cantrex Group Inc. was sold. Refer to Note 30 “Sale of Cantrex Group Inc.” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.
As of the end of Fiscal 2014, the number of selling units leased and owned by the Company was as follows:

	Leased	Owned	Total
Full-Line Department	99	14	113
Sears Home stores	45	2	47
Outlet stores	11	—	11
Specialty type: Appliances and Mattresses stores	1	—	1
Hometown stores[1]	22	—	22
Corbeil[1]	31	—	31
Total[2]	209	16	225

[1]	Only Hometown and Corbeil stores that are not independently owned and operated are included.
[2]	Travel offices and Catalogue merchandise pick-up locations are located in other Sears stores or local businesses, and therefore not included.

As at the end of Fiscal 2014, Fiscal 2013, and Fiscal 2012, the gross square footage for corporate store locations (both owned and leased) and NLCs was as follows:

(square feet, millions)	As at January 31, 2015	As at February 1, 2014	As at February 2, 2013
Full-Line Department stores	14.1	15.2	15.2
Sears Home stores	2.1	2.1	2.1
Outlet stores	0.8	0.8	0.8
Other[1]	0.3	0.3	0.3
NLCs	6.6	6.5	6.5
Total	23.9	24.9	24.9

[1]	Other includes Appliances and Mattresses, Hometown and Corbeil stores.

Gross square footage for corporate store locations as at January 31, 2015 decreased compared to February 1, 2014 due to five full-line store closures as a result of lease terminations and lease amendments that occurred during Fiscal 2013. As of March 1, 2015, the gross square footage for full-fine stores decreased from 14.1 million square feet to 13.8 million square feet due to two full-line store closures as a result of lease terminations announced during Fiscal 2013 described in Note 28 “Gain on lease terminations and lease amendments” of the Notes to the Consolidated Financial Statements for Fiscal 2014.

Gross square footage for corporate store locations as at February 1, 2014 did not change as compared to February 2, 2013.

Real Estate Joint Arrangements
The primary objective of the Company’s real estate joint arrangements was to maximize the returns on its investment in shopping centre real estate. Sears reviewed the performance of these joint arrangements on a regular basis. Shopping centres were considered non-core assets. During Fiscal 2014, the Company sold all of its shopping centre real estate joint arrangements, as described in Note 11 “Joint arrangements” of the Notes to the Consolidated Financial Statements for Fiscal 2014.

b. Core Capabilities
The Company’s key resources and capabilities include its employees, brand equity, specialized services, national presence and logistics.
Employees

•	Sears employees are a critical asset to the Company. Sears works to inspire its employees to enrich the lives of Canadians through products, services, community involvement and experiences;
Brand equity

•
The Company works closely with its suppliers in product development, design and quality standards. Many lines of merchandise are manufactured with features exclusive to Sears and are sold under the Company’s private label brands, such as Jessica®, Nevada®, Attitude®, Pure NRG Athletics®, Whole Home®, Kenmore® and Craftsman®. The Company believes that its private label and national brands have significant recognition and value with customers;

Specialized services

•
Apart from retail merchandise, the Company also offers a wide range of specialized services to attract a broad customer base. These services include product repair, parts sales, portrait studios, optical services, travel, floral delivery, wireless and long distance plans, insurance and deferred financing;

National presence

•
The Company’s physical and online presence puts it in proximity to most customers across Canada. As of the end of Fiscal 2014, Sears operated 113 Full-Line Department stores, 295 specialty stores (including 47 Sears Home stores, 11 Outlet stores, one Appliances and Mattresses stores, 201 Hometown stores primarily operated under independent local ownership and 35 Corbeil stores), 96 Sears Travel offices and over 1,300 merchandise pick-up locations for orders placed through the catalogue or online at www.sears.ca; and
Logistics

•
The Company has the capability to move merchandise efficiently to stores, merchandise pick-up locations, or directly to customers. The Company’s wholly-owned subsidiary, SLH, is responsible for providing transportation services for the Company’s merchandising operations and has arrangements with third parties to increase SLH’s revenue and fleet utilization, and improve its operating effectiveness. The Company conducts operations in six NLCs located in Vancouver, Calgary (two locations), Vaughan, Belleville and Montreal.

c. Strategic Initiatives
Sears Canada is updating the retail principles that will form the foundation of its future strategic initiatives, which are prioritized to enable Sears to change its trajectory and establish prominence and relevance with Canadian consumers as the increasingly competitive retail landscape evolves. Initiatives will be developed to deliver what the Company believes are high-quality products and value for consumers, with a seamless customer experience across all channels and formats, while at the same time continuing to adjust the operating expense base to better reflect the size and needs of the current business.

In general, the four areas of focus are as follows:

1.	Product - Our goal is to provide Canadians with fashionable product made of high quality materials and workmanship at affordable prices with great service.

2.
Operations - Operations emphasizes managing the inventory and supply chain to be cost efficient while providing exceptional customer service in delivering product to customers. Operations also includes executing best-in-class practices in functions that support the core business such as financial services, store operations and human resources.

3.	Infrastructure - Infrastructure captures our focus on developing the right support framework including investing in upgraded technology to support our Omni-channel strategy and the business.

4.
Network - The Network area of focus centers on ensuring we are optimizing the value of our multiple channels and facilities and considering, where necessary, divestiture of non-core assets and poor-performing units.

During Fiscal 2014, the Company undertook the following key initiatives to improve its performance, which are organized within the four areas of focus.

Product

•
Launched PURE NRG Athletics®/MD, a private brand of performance clothing for the active woman who expects high-quality fashionable workout wear without the high prices. The new private label line includes an assortment focused around yoga pants coordinated with stylish tank tops, t-shirts, shorts, hoodies and zip-ups with functional features. Subsequent to the initial launch of women’s activewear, Sears introduced PURE NRG Athletics apparel lines for men and kids. The Company believes that PURE NRG Athletics fills a gap in the marketplace for high-quality workout apparel at competitive prices;

•
Introduced the exclusive Style at HomeTM/MC collection, which was created for décor-savvy Canadians and comprises an assortment of fashionable bedding, bed basics, sheets, bath coordinates, shower curtains and window dressings. The Style at Home collection is the largest Sears home décor brand launch in the past decade, with more than 400 new products. The line, a creative collaboration between the Company and its supplier, was created exclusively for Sears and offers customers a fresh perspective on the latest trends and enduring classics;

•
Launched a new private label for men branded Logan HillTM/MC, a casual new brand that pulls together a collection of styles, colours and fabrics. Logan Hill features both classic and relaxed looks and contains a mix of seasonal fashion basics including pants, sweaters, sports shirts, polos, overcoats and parkas;

•
Continued to entrench the Sears-exclusive Craftsman® name as a leader in outdoor power equipment with the launch of the first Quiet Power TechnologyTM lawn mower, featuring an engine made by Briggs & Stratton®/MD. The Craftsman 22” 3-in-1 mower is 55% quieter than comparable Craftsman mowers with the same power output. In time for winter, Sears offered a Craftsman Single Stage Snow Blower, featuring a Briggs & Stratton 250cc engine, 11.5 ft. lbs. of torque and 14 cutting surfaces, which cuts through heavy snow and ice 30% faster than our standard model. Both Craftsman products were sold under the Canada’s Best seal of approval, signifying that they are exclusive to Sears and meet the highest standards in quality, value and innovation;

•
Introduced a new line of women’s Jessica® Intimates, including bras, panties, shapewear and sleepwear, which feature improved product quality. The new line also features both versatility and fashion, with availability in various sizes and focuses on product fit, fabric and functionality. The new line includes fashion-forward designs in order to increase its appeal to a broader range of customers;

•
Hosted in store fitness lifestyle events in Sears stores at Southgate Mall (Edmonton, Alberta), Bramalea City Centre (Brampton, Ontario) and Centre Commercial Les Rivières (Trois Rivières, Québec) on January 17, 2015. The events featured a local fitness expert who talked to customers about fitness and healthy living. The stores were presented to feature a variety of items associated with healthy living, including small kitchen appliances, fitness equipment and PURE NRG Athletics apparel; and

•
Extended the agreement pursuant to which the Company licenses the right to use the “Sears” name and certain other brand names associated with a number of its major product lines. With this change, the agreement will continue to apply so long as Holdings continues to own at least 10% of the voting shares of the Company (the previous agreement was void if Holdings’ ownership fell below 25%) and the Company will have the continued right to use the trademarks on a royalty-free basis in the event of termination for five years (previously three years).

Operations

•
Continued to implement an inventory management program targeted at reducing surpluses and out-of-season content to allow adequate room for in-season merchandise. As of the end of Fiscal 2014, this program has successfully decreased overall inventory, exclusive of any amounts related to the full-line store closures, by $238.4 million since August 3, 2013 when the initiative was launched and by $124.4 million compared to the end of Fiscal 2013. Sears continues to implement new operating procedures which ensure merchandise received by a store is moved directly to the selling floor, and not held in a stockroom where the customer has no view;

•
Extended the term of its senior secured revolving credit facility (“Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit from $800.0 million to $300.0 million. The Amended Credit Facility better reflects the Company’s current borrowing base, which has decreased due to lower inventory levels than those experienced prior to the Amended Credit Facility, and reduces financing costs by lowering the annual fees on the undrawn facility by over 70%. The Amended Credit Facility is held by a syndicate of lenders arranged and administered by Wells Fargo Capital Finance, part of Wells Fargo & Company;

•
Following the announcement by Target Canada (“Target”) that it would cease operating and close all Canadian operations, Sears Canada held special career and recruitment events for affected Target employees. These events included activities such as local job fairs across Canada, where Sears helped match great candidates with their next career opportunity. There was also an open invitation to Target head office employees for a meet-and-greet with Sears executives on Wednesday, January 21, 2015 at Sears Retail Support Centre, which approximately 150 Target employees attended. To help employees during this time of uncertainty, Sears Canada offered affected Target Canada employees the Sears Canada employee discount for a period of 16 weeks to help them get to know the Company and its products better; and

•
Announced the appointment of Ronald D. Boire as President and Chief Executive Officer (“CEO”) effective January 23, 2015. Mr. Boire served as the Company’s acting president and CEO since October 15, 2014. Prior to his role with Sears Canada, Mr. Boire was Executive Vice President, Chief Merchandising Officer and President, Sears and Kmart formats at Holdings. Prior to joining Holdings in January 2012, Mr. Boire was President and CEO at Brookstone, Inc., a position he held from October 2009. Prior to that Mr. Boire worked at Toys “R” Us, Inc., becoming President of the North American division in 2006.

Infrastructure

•
Announced the purchase of the Oracle Retail Merchandising System. This purchase, along with the Company’s investment in IBM’s Sterling Order Management System and process improvements currently underway, are expected to improve our customers’ shopping experience. The investment in these systems is being made to provide an improved in-stock position of the Company’s most popular items. Sears will also be able to customize promotions, such as pop-up promotions at point-of-sale or tailored offers made on mobile devices, to customers while shopping in the store.

Customers will have visibility of store inventory online to enable fulfillment of online orders from stores and vice-versa. These enhancements are expected to provide Sears the long-term capability to meet and exceed the high level of service which today’s retail customer seeks; and

•
Opened a new 240,000 square foot small-ticket fulfillment centre located in Calgary, Alberta, creating approximately 200 new jobs. The Calgary fulfillment centre is a modern operation with advanced product and packaging systems that is designed to facilitate faster processing of customer orders. The Calgary fulfillment centre can pick, pack and ship small-ticket items such as apparel, home décor, small appliances and toys for customers in western Canada who order from the Company’s Direct channel, which includes the Company’s various catalogues and e-commerce offerings at www.sears.ca.

Network

•
Returned three leased full-line stores to The Cadillac Fairview Corporation Limited (“Cadillac Fairview”) as part of a previously announced transaction. Sears stores at Toronto Eaton Centre (Toronto, Ontario), Sherway Gardens (Toronto, Ontario) and Masonville Place (London, Ontario) were vacated on February 28, 2014. Also as part of this transaction effective February 28, 2015, Sears returned its store at Markville Shopping Centre (Toronto, Ontario) to Cadillac Fairview and its store at Richmond Centre (Richmond British Columbia) to Ivanhoé Cambridge Properties (“Ivanhoé”). The agreement for the return of the five stores, originally announced on October 29, 2013, was for a total consideration received of $400.0 million;

•
Returned two leased full-line stores located at Yorkdale Shopping Centre (Toronto, Ontario) and Square One Shopping Centre (Mississauga, Ontario) to co-owners Oxford Properties Group Inc. and the Alberta Investment Management Corporation on March 9, 2014, as part of a previously announced transaction. The agreement for the return of the two leased stores plus an option for the return of the leased full-line store at Scarborough Town Centre (Toronto, Ontario), originally announced on June 14, 2013, was for a total consideration received of $192.0 million;

•
On June 2, 2014, closed the sale of its 15% joint arrangement interest in the Les Rivières Shopping Centre (Trois-Rivières, Québec) to Ivanhoé for total proceeds of $33.5 million, pursuant to an agreement entered into on May 16, 2014. The shopping centre was a joint arrangement the Company held with affiliates of Ivanhoé. Sears will continue to operate its department store in the shopping centre, and Ivanhoé will continue to manage the property. This transaction had no effect on the employees or operation of the store located within the shopping centre;

•
On June 16, 2014, entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of the 12-acre Sears site located at the North Hill Shopping Centre in Calgary, Alberta. The arrangement contemplates the sale of a 50% interest in the site for a value of approximately $15.0 million, subject to adjustments, and the retention of Concord, on customary terms, to manage most facets of the development. Following the transfer of the 50% interest, the parties will enter into a co-ownership joint arrangement. The vision of the redevelopment is an infill project consisting of residential high-rises, with a potential retail component (see Note 35 “North Hill and Burnaby arrangements” of the Notes to the Consolidated Financial Statements for Fiscal 2014);

•
On September 17, 2014, closed the sale of its 20% joint arrangement interest in Kildonan Place (Winnipeg, Manitoba) to H&R Real Estate Investment Trust for total proceeds of $27.7 million. Kildonan Place was a joint arrangement the Company held with Ivanhoé. This transaction had no effect on the employees or operation of the store located within the shopping centre; and

•
On September 30, 2014, closed the sale of its 15% joint arrangement interest in Les Galeries de Hull (Gatineau, Québec) to Fonds de Placement Immobilier Cominar for total proceeds of $10.5 million. Les Galeries de Hull was a joint arrangement the Company held with Ivanhoé. This transaction had no effect on the employees or operation of the store located within the shopping centre.

“Live Green” Initiatives
The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

1.	Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

2.	Reduce the environmental impact of Sears Canada’s operations; and

3.	Nurture a culture of sustainability among the Company’s employees, customers and the communities in which the Company operates.

Sears continued to focus on these three priorities by implementing or continuing the following initiative during Q4 2014:

•
Sears Canada’s new recycling partner, GreenSpace Waste Solutions (“GreenSpace”), began handling the Company’s recycling activities in June 2014. GreenSpace was selected for its ability to maximize the value of recycled materials and for its expertise in driving waste diversion activities. This has resulted in more than $235,000 in avoided costs, including an 88% increase in rebates for recycled materials from June to December of this year, as compared to the same period in 2013. GreenSpace has also improved reporting capabilities, which helps the Company track progress towards its goal of diverting 90% of its waste from landfill.

Corporate Social Responsibility
The following is a summary of the results of the Company and its employees’ corporate social responsibility efforts during Fiscal 2014:

•
Raised over $576,000 by sponsoring the 27th Annual Sears Boys & Girls Club Golf Tournament in Stouffville, Ontario, in August, and the annual Opération Enfant Soleil (“OES”) Golf Tournament held at Elm Ridge Golf Club near Montreal. The tournaments support children and youth development and children’s pediatrics in Québec, respectively;

•
Conducted the fourth annual Sears Great Canadian Run with community-based relays from Toronto, Ontario to Blue Mountain/Collingwood, Ontario, from Ottawa, Ontario to Montebello, Québec and, new for 2014, from Calgary, Alberta to Camp Kindle, Alberta, which is a camp for children with cancer. The three runs facilitated approximately $900,000 in donations for childhood cancer;

•
Sponsored the seventh annual Sears National Kids Cancer Ride (the “Ride”), in cooperation with Coast to Coast Against Cancer Foundation. This 7,000 km cycling journey rolled across Canada from September 4-20, raising funds and awareness for the fight against childhood cancer. This year, Sears, its customers and its employees raised or donated over $660,000 in funds and logistical support and services for the Ride;

•
Supported over 200 local store charity partners through the sale of our Holiday charity plush, FinnTM/MC the bear. Sears charity plush has been helping children since 1998, raising over $1.5 million since 2005. Proceeds from the sale of each bear supported the healthy development of Canadian youth through after-school and children’s health initiatives as well as the Canadian Association of Military Family Resource Centres. In addition, Sears donated thousands of NateTM/MC and CooperTM/MC plush bears and exclusive NewberryTM/MC dolls to the Boys and Girls Clubs of Canada and to the Santa Clause Parade in Toronto, Ontario; and

•
The Sears Tree of Wishes in Sears full-line and select Sears Home, Outlet and Hometown stores helped to bring joy to less fortunate children who may otherwise not have received a gift during the Holiday season. For the 2014 Holiday season, the Tree of Wishes program helped to bring smiles to about 7,000 children, with Sears customers and employees donating gifts valued at over $180,000.

d. Outlook
As Canadians’ needs in a shopping experience evolve, Sears Canada is focused on keeping pace with emerging trends and innovative delivery of products and services, and is reinvigorating its business to better serve and grow with its customers. As an overarching approach to meeting these needs, Sears will set its sights on providing a seamless omni-channel retail experience for customers, and is investing in technology to support this strategy.

As management continues to change the Company’s trajectory and establish prominence and relevance with Canadians within a continually changing retail landscape, Sears Canada is setting and prioritizing strategic initiatives that support four areas of focus: Product, Operations, Infrastructure and the Company’s Network.

Although management believes that Sears will achieve its long-term goal of sustainable and profitable growth, there can be no assurance that the Company will successfully implement these strategic initiatives or whether such initiatives will yield the expected results. For a discussion of the risks and uncertainties inherent in the Company’s business, refer to Section 12 “Risks and Uncertainties”.

e. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA
The Company’s consolidated financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.
Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. The same store sales metric excludes the Direct channel. Same store sales represents merchandise sales generated through operations in the Company’s Full-Line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13 and 52-week periods ended January 31, 2015 and February 1, 2014. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction.
A reconciliation of the Company’s total merchandising revenue to same store sales is outlined in the following table:

	Fourth Quarter		Fiscal
(in CAD millions)	2014	2013	2014	2013
Total revenue	$972.5	$1,169.2	$3,420.5	$3,945.8
Non-comparable sales	231.3	335.4	814.2	1,003.5
Same store sales	741.2	833.8	2,606.3	2,942.3
Percentage change in same store sales	(9.1)%	(6.4)%	(8.3)%	(2.7)%
Percentage change in same store sales by category
Apparel & Accessories	(10.7)%	1.1%	(6.2)%	4.2%
Home & Hardlines	(8.0)%	(12.4)%	(10.3)%	(7.6)%

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.
These measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA should not be considered in isolation or as an alternative to measures prepared in accordance with IFRS.

A reconciliation of the Company’s net (loss) earnings to Adjusted EBITDA is outlined in the following table:

	Fourth Quarter		Fiscal
(in CAD millions, except per share amounts)	2014	2013	2014	2013
Net (loss) earnings	$(123.6)	$373.7	$(338.8)	$446.5
Transformation expense[1]	0.3	51.2	19.8	72.9
Other asset impairment[2]	99.3	11.2	115.0	11.2
Warehouse impairment[3]	—	—	44.4	16.5
SHS warranty and other costs[4]	3.1	2.0	9.7	2.0
Lease exit costs[5]	—	5.4	4.1	5.6
Goodwill impairment[6]	—	—	2.6	6.1
Gain on lease terminations and lease amendments[7]	—	(391.5)	—	(577.2)
Accelerated tenant inducement and average rent amortization[8]	—	2.3	—	(2.2)
Gain on settlement and amendment of retirement benefits[9]	—	(42.5)	(10.6)	(42.5)
Gain on sale of interest in joint arrangements[10]	—	(66.3)	(35.1)	(66.3)
Depreciation and amortization expense	23.2	23.6	89.3	111.4
Finance (recovery) costs	(4.7)	2.7	1.0	10.8
Interest income	(0.6)	(1.0)	(2.6)	(2.6)
Income tax (recovery) expense	(25.8)	47.2	(21.2)	43.5
Adjusted EBITDA[11]	$(28.8)	$18.0	$(122.4)	$35.7
Basic net (loss) earnings per share	$(1.21)	$3.67	$(3.32)	$4.38

[1]
Transformation expense during 2014 and 2013 relates primarily to severance costs incurred during the period. These costs are included in “Selling, administrative and other expenses” in the Company’s consolidated financial statements for the 52-week periods ended January 31, 2015 and February 1, 2014.

[2]
Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment and intangible assets of certain cash generating units described in Note 9 and Note 10 of the Company’s consolidated financial statements for the 52-week periods ended January 31, 2015 and February 1, 2014.

[3]
Warehouse impairment represents the charge related to writing down the carrying value of the property, plant and equipment of the Montreal warehouse during 2014, and writing down the carrying value of the property, plant and equipment and investment properties of the Broad Street Logistics Centre located in Regina during 2013, to fair value less costs to sell described in Note 9 and Note 29 of the Company’s consolidated financial statements for the 52-week periods ended January 31, 2015 and February 1, 2014.

[4]
SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed prior to SHS announcing it was in receivership described in Note 14 of the Company’s consolidated financial statements for the 52-week periods ended January 31, 2015 and February 1, 2014.

[5]
Lease exit costs relate primarily to costs incurred to exit certain properties during 2014 and 2013. These costs are included in “Selling, administrative and other expenses” in the Company’s consolidated financial statements for the 52-week periods ended January 31, 2015 and February 1, 2014.

[6]
Goodwill impairment represents the charge related to writing off the carrying value of goodwill related to the Corbeil cash generating unit during 2014, and the HIPS cash generating unit during 2013, described in Note 10 of the Company’s consolidated financial statements for the 52-week periods ended January 31, 2015 and February 1, 2014.

[7]
Gain on lease terminations and lease amendments represents the gain arising from payments made to Sears by landlords for the early vacating of properties described in Note 28 of the Company’s consolidated financial statements for the 52-week periods ended January 31, 2015 and February 1, 2014.

[8]
Accelerated tenant inducement and average rent amortization represents the accelerated amortization of lease inducements and average rent assets relating to the properties in footnote 7 above. This amortization is included in “Selling, administrative and other expenses” in the Company’s consolidated financial statements for the 52-week periods ended January 31, 2015 and February 1, 2014.

[9]
Gain on settlement and amendment of retirement benefits primarily represents the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during 2014, and the settlement and freezing of retirement benefits of eligible members covered under the non-pension retirement plan during 2013, described in Note 20 of the Company’s consolidated financial statements for the 52-week periods ended January 31, 2015 and February 1, 2014.

[10]
Gain on sale of interest in joint arrangements represents the gain associated with selling the Company’s interest in the properties co-owned with Ivanhoé during 2014, and with selling the Company's interest in the properties co-owned with the Westcliff Group of Companies during 2013, described in Note 11 of the Company’s consolidated financial statements for the 52-week periods ended January 31, 2015 and February 1, 2014.

[11]
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

f. Consolidated Financial Results

	Fiscal
(in CAD millions)	2014	% Chg 2014 vs 2013	2013
Revenue	$3,424.5	(14.2)%	$3,991.8
Cost of goods and services sold	2,308.0	(9.4)%	2,548.1
Selling, administrative and other expenses	1,523.8	(6.6)%	1,631.5
Operating loss	(407.3)	(116.9)%	(187.8)

Gain on lease terminations and lease amendments	—	(100.0)%	577.2
Gain on sale of interest in joint arrangements	35.1	(47.1)%	66.3
Gain on settlement and amendment of retirement benefits	10.6	(75.1)%	42.5
Finance costs	1.0	(90.7)%	10.8
Interest income	2.6	—%	2.6
(Loss) earnings before income taxes	(360.0)	(173.5)%	490.0

Income tax recovery (expense)	21.2	148.7%	(43.5)
Net (loss) earnings	$(338.8)	(175.9)%	$446.5

2014 compared with 2013 – Total revenue in Fiscal 2014 decreased by 14.2% to $3,424.5 million compared to $3,991.8 million during the same period in Fiscal 2013. Same store sales decreased by 8.3% in Fiscal 2014 compared to Fiscal 2013. The revenue in Fiscal 2014 relating to Home & Hardlines decreased by $273.7 million, or 14.6%, compared to the same period in Fiscal 2013, due to sales declines in all product categories. Same store sales in Home & Hardlines decreased by 10.3%. The revenue in Fiscal 2014 relating to Apparel & Accessories decreased by $195.9 million, or 13.9%, compared to Fiscal 2013, primarily due to sales declines in all product categories. Same store sales in Apparel & Accessories decreased by 6.2%. Other merchandise revenue in Fiscal 2014 decreased by $22.2 million, or 9.7%, compared to Fiscal 2013, primarily due to the termination of the licensing arrangement with SHS. Included in the total revenue decrease in Fiscal 2014 was the impact of the closure of five full-line stores previously announced during Fiscal 2013, which negatively impacted revenue in Fiscal 2014 by $156.0 million, compared to Fiscal 2013, as described in Note 28 “Gain on lease terminations and lease amendments” of the Notes to the Consolidated Financial Statements for Fiscal 2014. Also included in the total revenue decrease in Fiscal 2014 was a decrease in Services and other revenue of $67.8 million compared to the same period in Fiscal 2013, primarily related to the sale of the Company’s interest in certain joint arrangements in the fourth quarter of Fiscal 2013, as described in Note 11 “Joint arrangements” of the Notes to the the Consolidated Financial Statements for Fiscal 2014 and reduced sales of extended warranty service contracts.

Total revenue recognized from points redemption under the loyalty program in Fiscal 2014 was $50.9 million (Fiscal 2013: $39.7 million) and total revenue deferred related to points issuances was $50.5 million (Fiscal 2013: $41.7 million). Total revenue recognized in Fiscal 2014 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) increased to $11.0 million (Fiscal 2013: $7.6 million) due to an overall increase in points issuance. The increase in total revenue deferred related to increased points issuance was primarily due to a combination of the recently introduced points-based customer acquisition bonus and higher new accounts compared to 2013.

Cost of goods and services sold was $2,308.0 million in Fiscal 2014 compared to $2,548.1 million in Fiscal 2013, a 9.4% decrease year-over-year. This decrease was attributable primarily to both lower sales volumes which included the impact of the closure of five full-line stores announced during Fiscal 2013, and the termination of the licensing arrangement with SHS.

The Company’s gross margin rate was 32.6% in Fiscal 2014 compared to 36.2% in Fiscal 2013. The decrease in the gross margin rate in Fiscal 2014 compared to Fiscal 2013 was due primarily to reduced margin in home furnishings, home décor, CAWP, electronics, floorcare, sewing, major appliances, jewellery, accessories & luggage, footwear, women’s intimates, children’s wear, men’s wear and women’s apparel as a result of increased clearance or promotional activities, partially offset by increased margins in seasonal, fitness & recreation and cosmetics. In addition, reduced margin in Services and other revenue was related to the sale of the Company’s interest in certain joint arrangements in the fourth quarter of Fiscal 2013, which negatively impacted the Company’s gross margin rate by 90 basis points in Fiscal 2014.

Selling, administrative and other expenses, including depreciation and amortization expense, decreased by $107.7 million or 6.6% to $1,523.8 million in Fiscal 2014 compared to Fiscal 2013. Excluding transformation expenses of $19.8 million in Fiscal 2014 (Fiscal 2013 : $72.9 million) and non-recurring items such as asset impairments, joint arrangement costs primarily related to the sale of the Company’s interest in certain joint arrangements in the fourth quarter of Fiscal 2013 and lease exit costs of $169.5 million (Fiscal 2013: $70.1 million), accelerated tenant inducement and average rent amortization of nil (Fiscal 2013: benefit of $2.2 million) and SHS warranty and other costs of $9.7 million (Fiscal 2013: $2.0 million), selling, administrative and other expenses declined by $163.9 million or 11.0% in Fiscal 2014, as compared to Fiscal 2013. The decrease in expense, excluding non-recurring items, was attributable to lower spending on advertising and payroll. Advertising expense decreased primarily due to reductions in retail advertising and catalogue circulation. Payroll expense decreased primarily due to a reduced number of employees, as a result of previously announced transformation actions. Transformation expenses are included in selling, administrative and other expenses and decreased by $53.1 million to $19.8 million in Fiscal 2014, compared to Fiscal 2013. Foreign exchange loss also decreased by $2.5 million in Fiscal 2014 compared to Fiscal 2013. See Note 9 “Property, plant and equipment and investment properties”, Note 10 “Goodwill and intangible assets” and Note 29 “Assets classified as held for sale” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information regarding impairment costs.

Depreciation and amortization expense in Fiscal 2014 decreased by $22.1 million to $89.3 million compared to Fiscal 2013, primarily due to the closure of five full-line stores previously announced during Fiscal 2013, the sale of the Company’s interest in certain joint arrangements during the fourth quarter of Fiscal 2013, and the impairment of certain assets during Fiscal 2013 and Fiscal 2014. The Company regularly monitors the business for indicators of impairment, and assesses the potential impact to the carrying value of our assets on a quarterly basis, as described in Note 9 “Property, plant and equipment and investment properties” of the Notes to the Consolidated Financial Statements for Fiscal 2014.

During Fiscal 2014, the Company sold its interest in the properties co-owned with Ivanhoé for total proceeds of $71.7 million, recognizing a pre-tax gain of $35.1 million on the sale. In connection with these transactions, the Company determined that because it had surrendered substantially all of its rights and obligations and had transferred substantially all of the risks and rewards of ownership related to the three properties, immediate gain recognition was appropriate. See Note 11 “Joint Arrangements” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.

During Fiscal 2014, the Company’s defined benefit plan offered lump sum settlements to those terminated employees who previously elected to defer the payment of the defined benefit pension until retirement. The accepted offers of $23.6 million were settled by the end of October 2014. In addition, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under a health and welfare trust (“Other Benefits Plan”). The Company incurred expenses of $0.8 million related to these offers, during 2014 and these expenses were included in “Selling, administrative and other expenses”. The Company paid $13.8 million to settle acceptances from the Other Benefits Plan offer and recorded a pre-tax gain of $10.6 million ($11.4 million settlement gain less fees of $0.8 million) during 2014 related to these offers.

Finance costs in Fiscal 2014 decreased by 90.7% to $1.0 million compared to $10.8 million in Fiscal 2013, primarily attributable to the interest recovery on uncertain tax positions of $6.5 million (Fiscal 2013: $0.2 million). In addition, interest declined due to lower commitment fees related to our Amended Credit Facility (see Section 3 “Consolidated Financial Position, Liquidity and Capital Resources” for additional information).

Interest income in Fiscal 2014 of $2.6 million was comparable to interest income in Fiscal 2013.

Income tax recovery increased to $21.2 million in Fiscal 2014 compared to an income tax expense of $43.5 million in Fiscal 2013. The year-over-year change was primarily attributable to higher losses in Fiscal 2014, partially offset by the write-down of deferred tax assets of $88.6 million, as described in Note 22 “Income taxes” of the Notes to the Consolidated Financial Statements for Fiscal 2014.

Adjusted EBITDA in Fiscal 2014 was $(122.4) million, compared to $35.7 million in Fiscal 2013, a decrease of $158.1 million. Adjusted EBITDA was impacted by the loss of rental income of $22.5 million from the sale of the Company’s interest in certain joint arrangements in the fourth quarter of Fiscal 2013, $20.1 million related to the closure of five full-line stores previously announced during Fiscal 2013 and $6.8 million due to the termination of the licensing arrangement with SHS, partially offset by $2.5 million in incremental foreign exchange gain, as compared to Fiscal 2013.

g. Fourth Quarter Results

	Fourth Quarter
(in CAD millions)	2014	% Chg 2014 vs 2013	2013
Revenue	$972.5	(17.7)%	$1,182.3
Cost of goods and services sold	676.9	(14.6)%	792.2
Selling, administrative and other expenses	450.3	(3.7)%	467.8
Operating loss	(154.7)	(99.1)%	(77.7)

Gain on lease terminations and lease amendments	—	(100.0)%	391.5
Gain on sale of interest in joint arrangements	—	(100.0)%	66.3
Gain on settlement and amendment of retirement benefits	—	(100.0)%	42.5
Finance (recovery) costs	(4.7)	(274.1)%	2.7
Interest income	0.6	(40.0)%	1.0
(Loss) earnings before income taxes	(149.4)	(135.5)%	420.9

Income tax recovery (expense)	25.8	154.7%	(47.2)
Net (loss) earnings	$(123.6)	(133.1)%	$373.7

Q4 2014 compared with Q4 2013 – Total revenue in Q4 2014 decreased by 17.7% to $972.5 million compared to $1,182.3 million in Q4 2013, with same store sales declining 9.1% in Q4 2014 compared to Q4 2013. The revenue relating to Home & Hardlines in Q4 2014 decreased by $83.2 million, or 15.7%, compared to the same period in Fiscal 2013, due to sales declines in all product categories. Same store sales in Home & Hardlines decreased by 8.0%. The revenue relating to Apparel & Accessories decreased by $95.6 million, or 20.0%, in Q4 2014 compared to the same period in Fiscal 2013, due to sales declines in all product categories. Same store sales in Apparel & Accessories decreased by 10.7%. Other merchandise revenue decreased by $7.7 million, or 15.1%, in Q4 2014 compared to the same period in Fiscal 2013, primarily due to the termination of the licensing arrangement with SHS. Included in the total revenue decrease in Q4 2014 was the impact of the closure of five full-line stores previously announced during Fiscal 2013, which negatively impacted revenue in Q4 2014 by $59.3 million, compared to the same period in Fiscal 2013, as described in Note 28 “Gain on lease terminations and lease amendments” of the Notes to the Consolidated Financial Statements for Fiscal 2014. Also included in the total revenue decrease in Q4 2014 was a decrease in Services and other revenue of $19.8 million compared to the same period in Fiscal 2013, primarily related to the sale of the Company’s interest in certain joint arrangements in the fourth quarter of Fiscal 2013, as described in Note 11 “Joint arrangements” of the Notes to the Consolidated Financial Statements for Fiscal 2014 and reduced sales of extended warranty service contracts.

Total revenue recognized from points redemption under the loyalty program in Q4 2014 was $14.8 million (Q4 2013: $13.7 million) and total revenue deferred related to points issuances in Q4 2014 was $13.9 million (Q4 2013: $14.1 million). Total revenue recognized in Q4 2014 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) remained at $3.1 million (Q4 2013: $3.1 million). The increase in total recognized revenue was primarily due to higher redemption rate and the points-based acquisition bonus.

Cost of goods and services sold was $676.9 million in Q4 2014 compared to $792.2 million in Q4 2013, a 14.6% decrease. This decrease was attributable to both lower sales volumes which included the impact of the closure of five full-line stores announced during Fiscal 2013, and the termination of the licensing arrangement with SHS, .

The Company’s gross margin rate was 30.4% in Q4 2014 compared to 33.0% in Q4 2013. The decrease in the gross margin rate was due primarily to reduced margin in electronics, major appliances, children’s wear and women’s apparel as a result of increased clearance or promotional activities, partially offset by increased margins in home décor, seasonal and footwear. In addition, reduced margin in Services and other revenue was related to the sale of the Company’s interest in certain joint arrangements in the fourth quarter of Fiscal 2013, which negatively impacted the Company’s gross margin rate by 80 basis points in Q4 2014.

Selling, administrative and other expenses, including depreciation and amortization expense decreased by $17.5 million or 3.7% to $450.3 million in Q4 2014 compared to Q4 2013. Excluding transformation expenses of $0.3 million in Q4 2014 (Q4 2013: $51.2 million) and non-recurring items such as asset impairments, joint arrangement costs primarily related to the sale of the Company’s interest in certain joint arrangements during the fourth quarter of Fiscal 2013 and lease exit costs of

$99.3 million (Q4 2013: $24.0 million), accelerated tenant inducement and average rent amortization of nil (Q4 2013: $2.3 million) and SHS warranty and other costs of $3.1 million (Q4 2013: $2.0 million), selling, administrative and other expenses declined by $40.7 million or 10.5% in Q4 2014, as compared to Q4 2013. The decrease in expenses, excluding non-recurring items, was primarily attributable to lower spending on advertising and payroll. Advertising expense decreased primarily due to reductions in retail advertising and catalogue circulation, and page counts. Payroll expense decreased primarily due to a reduced number of employees, as a result of previously announced transformation actions. Transformation expenses are included in selling, administrative and other expenses and decreased by $50.9 million to $0.3 million in Q4 2014, compared to Q4 2013. See Note 9 “Property, plant and equipment and investment properties”, Note 10 “Goodwill and intangible assets” and Note 29 “Assets classified as held for sale” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information regarding impairment costs.

Depreciation and amortization expense in Q4 2014 was comparable to depreciation and amortization expense in Q4 2013.

Finance recovery in Q4 2014 increased to $4.7 million compared to finance costs of $2.7 million in Q4 2013, primarily attributable to the interest recovery on uncertain tax positions of $6.4 million (Q4 2013: nil). In addition, interest declined due to lower commitment fees related to our Amended Credit Facility (see Section 3 “Consolidated Financial Position, Liquidity and Capital Resources” for additional information).

Interest income in Q4 2014 of $0.6 million was comparable to interest income in Q4 2013.

Income tax recovery increased to $25.8 million in Q4 2014 compared to an income tax expense of $47.2 million in Q4 2013. The year-over-year change was primarily attributable to higher losses in Q4 2014 as a result of the gains on lease terminations and lease amendments and from the sale of the Company’s interest in certain joint arrangements in Q4 2013.

Adjusted EBITDA in Q4 2014 was $(28.8) million, compared to $18.0 million in Q4 2013, a decrease of $46.8 million. Adjusted EBITDA was impacted by the loss of rental income of $6.3 million from the sale of the Company’s interest in certain joint arrangements in the fourth quarter of Fiscal 2013, $3.5 million related to the closure of five full-line stores previously announced during Fiscal 2013 and $1.4 million due to the termination of the licensing arrangement with SHS, partially offset by $0.5 million in incremental foreign exchange gain, as compared to Q4 2013.

2. Segment Performance

Results of Merchandising Operations

	Fourth Quarter			Fiscal
(in CAD millions)	2014	% Chg 2014 vs 2013	2013	2014	% Chg 2014 vs 2013	2013
Total Revenue	$972.5	(16.8)%	$1,169.2	$3,420.5	(13.3)%	$3,945.8
Cost of goods and services sold, operating, administrative and selling expenses[1]	1,001.3	(13.5)%	1,157.5	3,545.0	(9.9)%	3,934.7
Adjusted EBITDA	$(28.8)	(346.2)%	$11.7	$(124.5)	nm	$11.1
“nm” means “not meaningful”

[1]	Excludes depreciation and amortization, transformation expenses and non-recurring items.

Comparative Analysis - Revenue for the Company’s merchandise operations decreased by 16.8% in Q4 2014 and 13.3% in Fiscal 2014, compared to the same periods in Fiscal 2013. Adjusted EBITDA decreased to $(28.8) million in Q4 2014 and $(124.5) million in Fiscal 2014, compared to $11.7 million and $11.1 million for the same periods in Fiscal 2013. Refer to Section 1.f. “Consolidated Financial Results” and 1.g. “Fourth Quarter Results” for additional information.

Results of Real Estate Joint Arrangements

	Fourth Quarter			Fiscal
(in CAD millions)	2014	% Chg 2014 vs 2013	2013	2014	% Chg 2014 vs 2013	2013
Total Revenue	$—	(100.0)%	$13.1	$4.0	(91.3)%	$46.0
Cost of goods and services sold, operating, administrative and selling expenses[1]	—	(100.0)%	6.8	1.9	(91.1)%	21.4
Adjusted EBITDA	$—	(100.0)%	$6.3	$2.1	(91.5)%	$24.6

Comparative Analysis - Revenue for the Company’s real estate joint arrangements in Q4 2014 and Fiscal 2014 decreased by 100.0% and 91.3%, respectively, as compared to the same periods in Fiscal 2013, primarily related to the sale of the Company’s interest in certain joint arrangements in the fourth quarter of Fiscal 2013. Adjusted EBITDA for Q4 2014 decreased to nil in Q4 2014 and $2.1 million in Fiscal 2014, as compared to $6.3 million and $24.6 million for the same periods in Fiscal 2013. During Fiscal 2014, the Company sold all of its interests in shopping centre real estate joint arrangements, as described in Note 11 “Joint arrangements” of the Notes to the Consolidated Financial Statements for Fiscal 2014.

3. Consolidated Financial Position, Liquidity and Capital Resources

Current assets as at January 31, 2015 were $1,149.8 million, which was $267.0 million lower than as at February 1, 2014. The decrease was primarily due to a $254.8 million decrease in cash and cash equivalents and $133.2 million in inventory due to improved management of inventory receipts, partially offset by a $126.4 million increase in income taxes recoverable primarily due to the utilization of loss carrybacks in certain subsidiaries of the Company and a reclassification from deferred tax assets.
Current liabilities as at January 31, 2015 were $627.8 million, which was $222.0 million lower than as at February 1, 2014 due primarily to a decrease of $79.3 million in accounts payable and accrued liabilities, primarily due to lower inventory receipts and expense reductions, a decrease of $50.8 million in provisions from severance payments related to previously announced transformation actions in the prior period and a decrease of $71.5 million in income taxes payable and other taxes payable from tax payments made in the first half of 2014 for taxable income earned in the fourth quarter of Fiscal 2013.
Inventories were $641.4 million as at January 31, 2015 compared to $774.6 million as at February 1, 2014. The $133.2 million decrease in the inventory balance is primarily due to improved management of supply chain and store allocation compared to Fiscal 2013, and $11.0 million related to the closure of the five full-line stores previously announced during Fiscal 2013.
Total cash and cash equivalents was $259.0 million as at January 31, 2015, as compared to $513.8 million as at February 1, 2014. The decrease of $254.8 million was primarily due to a higher net loss, tax payments made for taxable income earned from the gains on lease terminations and lease amendments and from the sale of the Company’s interest in certain joint arrangements in Fiscal 2013, severance payments associated with Fiscal 2013 transformation activities, purchases of property, plant and equipment and intangible assets and contributions to the Company’s retirement benefit plans, partially offset by the proceeds from the sale of the Company’s interest in certain joint arrangements in Fiscal 2014.
Total assets and liabilities as at the end of Fiscal 2014 and Fiscal 2013 are as follows:

	As at	As at
(in CAD millions)	January 31, 2015	February 1, 2014
Total assets	$1,774.1	$2,392.3
Total liabilities	$1,203.3	$1,318.5

Total assets as at January 31, 2015 decreased by $618.2 million to $1,774.1 million compared to $2,392.3 million as at February 1, 2014, due primarily to lower cash and cash equivalents, lower inventory, depreciation, amortization and impairment of property, plant and equipment and intangible assets and the write down of deferred tax assets, partially offset by increases in income taxes recoverable due to a settlement with the taxation authorities for the taxation years 2006 and 2007 and the utilization of loss carrybacks in certain subsidiaries of the Company generated in Fiscal 2014.

The expected cash recoverable from the settlement is $52.5 million. Refer to Note 22 “Income taxes” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.

Total liabilities as at January 31, 2015 decreased by $115.2 million to $1,203.3 million compared to $1,318.5 million as at February 1, 2014, due primarily to decreases in accounts payable and accrued liabilities, provisions, income taxes payable and other taxes payable, partially offset by increases in retirement benefit liability.

Cash flow used for operating activities - Cash flow used for operating activities increased by $238.8 million in Fiscal 2014 to $264.6 million compared to cash flow used for operating activities of $25.8 million in Fiscal 2013. The Company’s primary source of operating cash flow is the sale of goods and services to customers and the primary use of cash in operating activities is the purchase of merchandise inventories. The increase in cash used for operating activities was primarily attributable to a higher net loss, after adjusting for depreciation and amortization expense, impairment losses, and gains on lease terminations and lease amendments in both periods, severance payments related to previously announced transformation actions in the prior period and tax payments made for taxable income earned on the gains from lease terminations and lease amendments and the sale of the Company’s interest in certain joint arrangements in Fiscal 2013, partially offset by lower inventory levels, as compared to the same period in Fiscal 2013.
Cash flow generated from investing activities - Cash flow generated from investing activities was $18.9 million in Fiscal 2014, as compared to cash flow generated from investing activities of $837.0 million in Fiscal 2013. The decrease of $818.1 million in cash generated from investing activities was primarily due to proceeds received of $905.9 million from lease terminations and lease amendments and from the sale of the Company’s interest in certain joint arrangements in Fiscal 2013 and a decrease in capital expenditure spending of $16.8 million to $54.0 million.
Cash flow used for financing activities - Cash flow used for financing activities decreased by $526.5 million to $11.0 million in Fiscal 2014 compared to $537.5 million in Fiscal 2013. The decrease in cash flow used was primarily due to an extraordinary dividend payment of $509.4 million in Q4 2013 and repayments on long-term obligations related to the joint arrangements made during Fiscal 2013.

Contractual Obligations

Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$359.4	$359.4	$359.4	$—	$—	$—
Finance lease obligations including payments due within one year[1]	28.1	36.0	5.8	10.6	9.9	9.7
Operating lease obligations[2]	n/a	428.8	93.8	145.5	94.6	94.9
Royalties[2]	n/a	3.4	0.8	2.6	—	—
Purchase agreements[2,4]	n/a	9.7	6.4	3.3	—	—
Retirement benefit plans obligations[3]	407.4	85.9	20.2	40.5	24.9	0.3
	$794.9	$923.2	$486.4	$202.5	$129.4	$104.9

[1]	Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%.
[2]	Purchase agreements, operating lease obligations, and royalties are not reported in the Consolidated Statements of Financial Position.
[3]
Payments are based on a funding valuation as at December 31, 2013 which was completed on June 30, 2014. Any obligation beyond 2019 would be based on a funding valuation to be completed as at December 31, 2016.

[4]	Certain vendors require minimum purchase commitment levels over the term of the contract.

Retirement Benefit Plans
In Fiscal 2014, the Company’s retirement benefit plan obligations increased by $121.4 million to $407.4 million compared to Fiscal 2013 primarily due to the decrease in discount rate and then offset by the plan amendments.

In December 2013, the Company amended the early retirement provision of its defined benefit plan to eliminate a benefit for employees who voluntarily resign prior to age of retirement, with effect January 1, 2015. In addition, the Company amended the defined benefit plan for improvements that increase portability of employees’ benefit, with effect March 1, 2014, and implemented fixed indexing at 0.5% per annum for eligible retirees, with effect January 1, 2014. In December 2013, the Company froze the benefits offered under the Other Benefits Plan to benefits levels as at January 1, 2015. In the fourth quarter of 2013, the Company recorded a pre-tax gain on amendments to retirement benefits of $42.5 million ($42.8 million net of $0.3 million of expenses) as shown on the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Refer to Note 20 “Retirement benefit plans” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for more details.

During Fiscal 2014, the Company’s defined benefit plan offered lump sum settlements to those terminated employees who previously elected to defer the payment of the defined benefit pension until retirement. The accepted offers of $23.6 million were settled by the end of October 2014. In addition, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits Plan. The Company incurred expenses of $0.8 million related to these offers, during 2014 and these expenses were included in “Selling, administrative and other expenses”. The Company paid $13.8 million to settle acceptances from the Other Benefits Plan offer and recorded a pre-tax gain of $10.6 million ($11.4 million settlement gain less fees of $0.8 million) during 2014 related to these offers. Included in the “Total pre-tax remeasurement (losses) gains” of $131.9 million in Note 20 “Retirement benefit plans” of the Notes to the Consolidated Financial Statements for Fiscal 2014, is a $2.7 million pre-tax remeasurement gain related to these offers.
In February 2015 the Company will make another voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits Plan. The Company expects to settle any acceptances under this voluntary offer during the 13-week period ended May 2, 2015.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2013, which was completed on June 30, 2014. An actuarial valuation of the health and welfare obligations is performed at least every three years, with the last valuation completed as of January 31, 2014.

During Fiscal 2014, the Company changed the target asset allocation to 55-80% fixed income and 20-45% equity for the defined benefit registered pension plan. For the assets in the health and welfare trust, included in Other Benefit Plans, the asset allocation is 100% fixed income. As at the end of Fiscal 2014 and 2013, the assets were in line with the target allocation range. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.

The plan’s target allocation is determined taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations and existing cash on hand. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and, if necessary, availability under the Company’s credit facility as described below. The Company’s cost of funding is affected by general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.

The Company’s debt consisted of finance lease obligations. The Company’s share of its real estate joint arrangement obligations were fully repaid during Fiscal 2014. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015.

On May 28, 2014, the Company announced that it had extended the term of its Credit Facility to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables. The Company incurred additional transaction costs of $1.0 million in Fiscal 2014 related to the Amended Credit Facility.

Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $260.7 million as at January 31, 2015 (February 1, 2014: $374.0 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at January 31, 2015, three properties in Ontario have been registered under the Amended Credit Facility. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the amount of real estate assets pledged as additional collateral. The estimated reserves, if applied as at January 31, 2015, would reduce the Company’s borrowing availability by $26.0 million.

The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at January 31, 2015.

As at January 31, 2015, the Company had no borrowings on the Amended Credit Facility and had unamortized transaction costs associated with the Amended Credit Facility of $4.2 million included in “Other long-term assets” in the Consolidated Statements of Financial Position (February 1, 2014: no borrowings and net of unamortized transaction costs of $4.4 million included in “Other long-term assets”). In addition, the Company had $39.3 million (February 1, 2014: $24.0 million) of standby letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.

As at January 31, 2015, the Company had outstanding merchandise letters of credit of U.S. $6.9 million (February 1, 2014: U.S. $9.0 million) used to support the Company’s offshore merchandise purchasing program with restricted cash pledged as collateral.

The Company has entered into a mortgage on land that it owns in Burnaby, British Columbia. In accordance with the Burnaby development project with Concord, the land has been allocated as security for future borrowings (see Note 35 “North Hill and Burnaby arrangements” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information).

4. Financial Instruments

The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk. See Note 14 “Financial instruments” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.

Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $340.5 million as at January 31, 2015 (February 1, 2014: $605.8 million) expose the Company to credit risk should the borrower default on maturity of the investment. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. As at January 31, 2015, one party represented 11.0% of the Company’s net accounts receivable (February 1, 2014: one party represented 11.3% of the Company’s net accounts receivable).

Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

From time to time, the Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at January 31, 2015, there were forward contracts outstanding with a notional value of U.S. $40.0 million (February 1, 2014: U.S. $90.0 million) and a fair value of $7.2 million included in “Derivative financial assets” (February 1, 2014: $7.2 million) in the Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to April 2015. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at January 31, 2015, the designated portion of these hedges was considered effective.

While the notional principal of these outstanding financial instruments is not recorded in the Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in “Other comprehensive income (loss), net of taxes” (“OCI”) for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacted net (loss) earnings.

During Fiscal 2014, the Company recorded a loss of $5.0 million (2013: loss of $7.6 million), in “Selling, administrative and other expenses”, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.

The year end exchange rate was 0.7867 U.S. dollar to Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net (loss) earnings of $0.3 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.

Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at January 31, 2015, the Company had no interest rate swap contracts in place (February 1, 2014: nil).

Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Cash and cash equivalents and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at January 31, 2015 was a net asset of $260.3 million (February 1, 2014: net asset of $515.1 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net (loss) earnings of $0.5 million for net assets subject to interest rate risk included in cash and cash equivalents and other long-term assets at the end of Fiscal 2014.

5. Funding Costs

The funding costs for the Company in Fiscal 2014 and Fiscal 2013 are outlined in the table below:

	Fourth Quarter		Fiscal
(in CAD millions)	2014	2013	2014	2013
Interest costs
Total long-term obligations at end of period[1]	$28.1	$35.9	$28.1	$35.9
Average long-term obligations for period[2]	28.6	44.5	31.0	52.1
Long-term funding costs[3]	0.5	1.0	2.3	4.1
Average rate of long-term funding	7.0%	9.0%	7.4%	7.9%

[1]	Includes current portion of long-term obligations.
[2]	The average long-term obligations is calculated as an average of the opening and ending balances as at each reporting date throughout the period.
[3]
Excludes standby fee on the unused portion of the Amended Credit Facility, amortization of debt issuance costs, interest (recovered) accrued related to uncertain tax positions and sales tax assessments.

See Section 3 “Consolidated Financial Position, Liquidity and Capital Resources” of this MD&A for a description of the Company’s funding sources.

6. Related Party Transactions

As at March 12, 2015, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, (collectively “ESL”), was the beneficial holder of 50,438,809 common shares, representing approximately 49.5%, of the Company’s total outstanding common shares. Holdings was the beneficial holder of 11,962,391 common shares, representing approximately 11.7% of the Company’s total outstanding common shares.
On October 2, 2014, Holdings announced the commencement of a rights offering for 40 million common shares of the Company. Each holder of Holdings’ common stock received one subscription right for each share of Holdings’ common stock held as of the close of business on October 16, 2014, the record date for the rights offering. Each subscription right entitled the holder to purchase their pro rata portion of the Company’s common shares being sold by Holdings in the rights offering at a price of $10.60 per share (U.S. $9.50 per share).
In connection with the rights offering, the Company listed its common shares on the NASDAQ where the rights were also listed. The subscription rights expired at the close of business on November 7, 2014. ESL exercised their pro rata portion of the rights in full prior to November 1, 2014.
Transactions in the ordinary course of business between the Company and Holdings are recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. See Note 30 “Related party transactions” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for a detailed description of these related party transactions.
Intangible Properties
The Company has a license from Holdings to use the name “Sears” as part of its corporate name. The Company also has licenses from Holdings to use other brand names, including Kenmore®, Craftsman®, and DieHard®. The Company has established procedures to register and otherwise vigorously protect its intellectual property, including the protection of the Holdings trademarks used by the Company in Canada.
Software Agreement
The Company and Holdings are parties to an information technology agreement for the sharing of information technology and software development, ownership and costs, which agreement, as amended October 7, 2014, terminated when Holdings ceased to control 50% of the voting power of Sears Canada, subject to a three year transition period.
Import Services
Pursuant to an agreement between Holdings and the Company dated January 1, 1995, Sears Canada utilizes the international merchandise purchasing services of Holdings. Holdings may provide assistance to the Company with respect to monitoring and facilitating the production, inspection and delivery of imported merchandise and the payment to vendors. Sears Canada pays Holdings a fee based on a stipulated percentage of the value of the imported merchandise. In Fiscal 2014, Sears Canada paid $3.6 million to Holdings in connection with this agreement compared to $4.8 million in Fiscal 2013.

Review and Approval
Material related party transactions are reviewed by the Audit Committee of the Company’s Board of Directors (the “Audit Committee”). The Audit Committee is responsible for pre-approving all related party transactions that have a value greater than $1.0 million.

7. Shareholders’ Equity
The only outstanding shares of the Company are common shares. The number of outstanding common shares at the end of Fiscal 2014 and Fiscal 2013 are as follows:

	As at January 31, 2015	As at February 1, 2014
Outstanding common shares	101,877,662	101,877,662

In Fiscal 2014, no common shares were issued (2013: no common shares were issued) with respect to the exercise of options pursuant to the Employees Stock Plan as all options expired on February 1, 2014. Refer to Section 8 “Share Based Compensation” for additional information.
On May 22, 2013, the Toronto Stock Exchange (“TSX”) accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid (“2013 NCIB”) and permitted the Company to purchase for cancellation its common shares. Purchases were allowed to commence on May 24, 2013 and were to be terminated by May 23, 2014. There were no share purchases made under the 2013 NCIB. The Company did not renew the Normal Course Issuer Bid subsequent to May 23, 2014.
Prior to May 23, 2014, from time to time, when the Company did not possess material undisclosed information about itself or its securities, it entered into a pre-defined plan with a designated broker to allow for the repurchase of common shares at times when the Company ordinarily would not have been active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise. Any such plans entered into with the Company’s designated broker were adopted in accordance with the requirements of applicable Canadian securities laws.
As at March 12, 2015, there were 101,877,662 common shares outstanding.

8. Share Based Compensation

Restricted Share Unit Grant (“RSU”)
During Fiscal 2014, the Company granted 225,000 RSUs (2013: nil) to an executive under an equity-based compensation plan. For equity-settled awards, the fair value of the grant of RSUs is recognized as compensation expense over the period that the related service is rendered with a corresponding increase in equity. The total amount expensed is recognized over a three-year vesting period on a tranche basis, which is the period over which all of the specified vesting conditions are to be satisfied. At each balance sheet date, the estimate of the number of equity interests that are expected to vest is reviewed. The impact of any revision to original estimates is recognized in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
These RSUs had a grant-date fair value of $1.9 million (2013: nil). The fair value of the grant was determined based on the Company’s share price at the date of grant, and is entitled to accrue common share dividends equivalent to those declared by the Company, which would be settled by a grant of additional RSUs to the executive.
Compensation expense included in “Selling, administrative and other expenses” for Fiscal 2014 related to RSUs was $0.4 million (2013: nil).

9. Event After the Reporting Period

On March 11, 2015, the Company announced it had entered into an agreement with Concord to sell and lease back three of its owned properties for a total consideration of $140.0 million subject to certain adjustments. The Company expects net proceeds after any adjustments or taxes to be approximately $130.0 million. The properties in the transaction include the Company's stores and surrounding area located at the North Hill Shopping Centre in Calgary, Alberta, Metropolis at

Metrotown in Burnaby, British Columbia and Cottonwood Mall in Chilliwack, British Columbia. These properties, including land, building and equipment, had a net carrying value of approximately $60.9 million included in “Property, plant and equipment” in the Consolidated Statements of Financial Position, as at January 31, 2015. The agreement is subject to customary closing conditions. The transaction is scheduled to close on June 8, 2015, and the ultimate amount and timing of gain recognition will be determined during the second quarter of Fiscal 2015. Upon closing, the existing arrangements with Concord described in Note 35 “North Hill and Burnaby arrangements” of the Notes to the Consolidated Financial Statements for Fiscal 2014, will terminate. The Company will continue to operate the stores located at these shopping centres under long-term leases and there is no impact on customers or employees at these locations.

10. Accounting Policies and Estimates
a. Critical Accounting Estimates
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
The following are the critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next fiscal year.
10.1 Legal liabilities
Assessing the financial outcome of uncertain legal positions requires judgment to be made regarding the relative merits of each claim and the extent to which a claim is likely to be successful. The assessments are based on reviews conducted by internal and external counsel, when appropriate.
Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. See Note 16 “Provisions” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.

10.2 Inventory
10.2.1 Obsolescence, valuation and inventory stock losses
Inventory is written down to reflect future losses on the disposition of obsolete merchandise. Future losses are estimated based on historical trends that vary depending on the type of inventory.
An adjustment is made each period to value inventory at the lower of cost and net realizable value. This adjustment is estimated based on historical trends that vary depending on the type of inventory.
Inventory is adjusted to reflect estimated inventory stock losses incurred in the year based on recent historical inventory count data.
10.2.2 Vendor rebates
Inventory is adjusted to reflect vendor rebates received or receivable based on vendor agreements. This adjustment is estimated based on historical data and current vendor agreements.
10.2.3 Freight
Inbound freight incurred to bring inventory to its present location is estimated each reporting period and is included in the cost of inventory. This estimate is based on historical freight costs incurred.
Changes in estimates may result in changes to “Inventories” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” in the Consolidated Statements of Net (Loss) Earnings and

Comprehensive (Loss) Income. See Note 7 “Inventories” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.
10.3 Impairment of property, plant and equipment and intangible assets
The Company’s property, plant and equipment and intangible assets have been allocated to cash generating units (“CGU”). At the end of each reporting period, the carrying amounts of property, plant and equipment and intangible assets with finite useful lives are assessed to determine if there is any evidence that an asset is impaired. Determining if there are any facts and circumstances indicating impairment loss is a subjective process involving judgment and a number of estimates and assumptions. If there are such facts and circumstances, the recoverable amount of the asset is estimated.
Assets that cannot be tested individually for impairment are grouped into the smallest group of assets that generates cash inflows through continued use that are largely independent of the cash inflows from other assets or groups of assets (cash generating unit or CGU).
The recoverable amount of an asset or a CGU is the higher of its value in use and fair value less costs to sell. To determine value in use, expected future cash flows are discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In the process of measuring expected future cash flows, the Company makes assumptions about future operating profit. These assumptions relate to future events and circumstances. Although the assumptions are based on market information available at the time of the assessment, actual results may vary.
The Company's corporate and intangible assets do not generate separate cash flows. If there is evidence that a corporate or intangible asset is impaired, the recoverable amount is determined for the CGU to which the corporate asset belongs. Impairments are recorded when the carrying amount of the CGU to which the corporate asset belongs is higher than its recoverable amount.
Changes in estimates may result in changes to “Property, plant and equipment” and “Intangible assets” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. See Note 9 “Property, plant and equipment and investment properties” and Note 10 “Goodwill and intangible assets” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.
10.4 Impairment of goodwill
Determining whether goodwill is impaired requires the Company to determine the recoverable amount of the CGU to which the goodwill is allocated. To determine the recoverable amount of the CGU, management is required to estimate its value by evaluating expected future cash flow using an appropriate growth rate, the estimated costs to sell and a suitable discount rate to calculate the value in use. See Note 10 “Goodwill and intangible assets” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.

10.5 Retirement benefit liability
The retirement benefit liability is estimated based on certain actuarial assumptions, including the discount rate, inflation rate, salary growth and mortality rates. New regulations and market driven changes may impact the assumptions made.
Changes in estimates may result in changes to the “Retirement benefit liability” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” and OCI in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. See Note 20 “Retirement benefit plans” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.
10.6 Loyalty program deferred revenue
The fair value of Sears Club points granted is deferred at the time of the related initial sale transaction and is recognized upon redemption of the points for merchandise. The redemption value of the points is estimated at the initial sale transaction, based on historical behaviour and trends in redemption rates and redemption values, as well as an adjustment for the percentage of points that are expected to be converted to reward cards, but for which the likelihood of redemption is remote (“reward card breakage”).
Changes in estimates may result in changes to “Deferred revenue” (current) on the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” in the Consolidated Statements of Net (Loss) Earnings and

Comprehensive (Loss) Income. See Note 13 “Deferred revenue” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.
10.7 Derivative assets and liabilities
All derivatives are measured at fair value. U.S. dollar forward contracts are traded over-the-counter and give holders the right to buy a specified amount of U.S. currency at an agreed upon price and date in the future. Fair values of the U.S. dollar forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate. The fair value of fuel swaps is based on counterparty confirmations tested for reasonableness by discounting estimated future cash flows derived from the terms and maturity of each contract using market fuel prices at the measurement date. The Company is required to estimate various inputs which are used in these calculations that are a combination of quoted prices and observable market inputs. The fair values of derivatives include an adjustment for credit risk when appropriate.
Changes in estimates may result in changes to “Derivative financial assets” and “Derivative financial liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold”, “Selling, administrative and other expenses” or OCI in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. See Note 14 “Financial instruments” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.
10.8 Provisions
Provisions are estimated based on historical data, cost estimates provided by specialists and future projections.
Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” or “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. See Note 16 “Provisions” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.
10.9 Leasing arrangements
The Company has applied judgment in the classification of its leasing arrangements, which is determined at the inception of the lease and is based on the substance of the transaction, rather than its legal form. The Company’s leases were evaluated based on certain significant assumptions including the discount rate, economic life of an asset, lease term and existence of a bargain renewal option.
Changes in estimates or assumptions could cause changes to “Property, plant and equipment”, “Current portion of long-term obligations” and “Long-term obligations” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” and “Finance costs” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. See Note 19 “Leasing arrangements” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.
10.10 Taxes
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, certain matters are periodically challenged by tax authorities. The Company applies judgment and routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits. If the result of a tax audit materially differs from the existing provisions, the Company’s effective tax rate and its net (loss) earnings will be affected positively or negatively. The Company also uses judgment in assessing the likelihood that deferred income tax assets will be recovered from future taxable income by considering factors such as the reversal of deferred income tax liabilities, projected future taxable income, tax planning strategies and changes in tax laws.
Changes in estimates or assumptions could cause changes to “Income taxes recoverable”, “Deferred tax assets”, “Income and other taxes payable” and “Deferred tax liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Income tax recovery (expense)” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. See Note 22 “Income taxes” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.

10.11 Gift Card
The gift card liability is based on the total amount of gift cards outstanding which have not yet been redeemed by customers. The Company also recognizes income when the likelihood of redeeming the gift card is remote (“gift card breakage”). Gift card breakage is estimated based on historical redemption patterns. Changes in estimates of the redemption patterns may result in changes to “Deferred Revenue” (current) on the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
10.12 Classification of joint arrangements
The Company had classified its interests in real estate joint arrangements related to three shopping centres as joint operations. In doing so, the Company determined that the decisions regarding relevant activities require unanimous consent of the parties sharing control. In the event of a dispute between parties sharing control of the joint arrangements, settlement occurs through unbiased arbitration, legal action, or a sale of the party’s interest to the other party. The Company examined the legal structure, contractual arrangements and other relevant facts and circumstances for each joint arrangement and determined that it had rights to the assets and obligations to the liabilities of each joint arrangement. Therefore, the Company has determined that its real estate joint arrangements were joint operations and were recognized in accordance with the Company’s interest in the assets, liabilities, revenues and expenses of these arrangements. See Note 11 “Joint arrangements” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for additional information.

b. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the International Accounting Standards Board (“IASB”) that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
In July 2014, the IASB issued the final publication of the following standard:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.
In May 2014, the IASB issued the following new standard:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.
In May 2014, the IASB issued amendments to a previously released standard as follows:
IFRS 11, Joint Arrangements (“IFRS 11”)
The IASB has amended IFRS 11 to require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. The amendments will be effective for annual periods beginning on or after January 1, 2016, with earlier adoption permitted. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.

11. Disclosure Controls and Procedures

Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and AIF is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the CEO and Chief Financial Officer (“CFO”), to allow timely decisions regarding required DC&P.
Management of the Company, including the CEO and CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the year ended January 31, 2015.

Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Management of the Company, including the CEO and CFO, has caused to be evaluated the internal control over financial reporting and has concluded, based on that evaluation, that the Company’s internal control over financial reporting was effective as at the fiscal year-end, being January 31, 2015. Additionally, Management of the Company evaluated whether there were changes in the internal control over financial reporting during Fiscal 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no such changes occurred during this period.
Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

12. Risks and Uncertainties

Risks Relating to Our Business

If the Company is unable to compete effectively in the highly competitive retail industry, the Company’s business and results of operations could be materially adversely affected.

The Canadian retail market remains highly competitive as key players and new entrants compete for market share. International retailers continue to expand into Canada while existing competitors enhance their product offerings and become direct competitors. The Company’s competitors include traditional full-line department stores, discount department stores, wholesale clubs, ‘big-box’ retailers, internet retailers and specialty stores offering alternative retail formats. Failure to develop and implement appropriate competitive strategies and the performance of the Company’s competitors could have a material adverse effect on the Company’s business, results of operations, and financial condition.

In order to stay competitive and relevant to our customers, the Company’s strategic plan for 2015 is centered on four areas of focus: product, operations, infrastructure and network. The achievement of strategic goals may be adversely affected by a wide range of factors, many of which are beyond the Company’s control. The inability to execute and integrate strategic plans could have a negative impact on the Company’s current operations, market reputation, customer satisfaction and financial position. The Company’s ability to implement and achieve its long-term strategic objectives is dependent on the achievement of these strategic plans and initiatives. There can be no assurance that such plans and initiatives will yield the expected results, either of which could cause the Company to fall short in achieving financial objectives and long-range goals.

Additional risk may arise when retailers carrying on business in Canada in competition with the Company engage in marketing activities which are not in full compliance with Canadian legal requirements regarding advertising and labeling rules and product quality standards. Such retailers may gain an unfair advantage and their activities may negatively affect the Company’s business and results of operations.

The majority of the performance payments earned pursuant to the credit card marketing and servicing alliance with JPMorgan Chase are related to customers’ purchases using the Sears Card and Sears MasterCard. The credit card industry is highly competitive as credit card issuers continue to expand their product offerings to distinguish their cards. As competition increases, there is a risk that a reduction in the percentage of purchases charged to the Sears Card and Sears MasterCard may negatively impact the Company’s results of operations and financial condition.

Due to the seasonality of the Company’s business, the Company’s results of operations would be adversely affected if the Company’s business performed poorly in the fourth quarter or as a result of unseasonable weather patterns.

The Company’s operations are seasonal in nature with respect to results of operations and in products and services offered. Merchandise and service revenues, as well as performance payments received from JPMorgan Chase, vary by quarter based upon consumer spending behavior. Historically, the Company’s revenues and earnings have been higher in the fourth quarter due to the holiday season and we have reported a disproportionate level of earnings in that quarter. As a result, the fourth quarter results of operations significantly impacts the Company’s annual results of operations. The Company’s fourth quarter results of operations may fluctuate significantly based on many factors, including holiday spending patterns and weather conditions. In addition, the Company offers many seasonal goods and services. The Company establishes budgeted inventory levels and promotional activity in accordance with its strategic initiatives and expected consumer demand. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behavior as a result of unseasonable weather patterns.

If the Company fails to offer merchandise and services that the Company’s customers want, the Company’s sales may be limited, which would reduce the Company’s revenues and profits and adversely impact the Company’s results of operations.

To be successful, the Company must identify, obtain supplies, and offer to customers attractive, relevant and high-quality merchandise and services on a continuous basis. Customers’ preferences may change over time. If we misjudge either the demand for products and services the Company sells or the Company’s customers’ purchasing habits and tastes, the Company may be faced with excess inventories of some products and missed opportunities for products and services the Company chose not to offer. This could have a negative effect on the Company’s revenues and profits and adversely impact our results of operations.

The Company’s failure to retain our senior management team and to continue to attract qualified new personnel could adversely affect the Company’s business and results of operations.

The Company’s success is dependent on its ability to attract, motivate and retain senior leaders and other key personnel. The loss of one or more of the members of the Company’s senior management may disrupt the Company’s business and adversely affect its results of operations. Furthermore, the Company may not be successful in attracting, assimilating and retaining new personnel to grow its business profitably. The inability to attract and retain key personnel could have an adverse effect on the Company’s business.

If the Company does not successfully manage its inventory levels, the Company’s results of operations will be adversely affected.

The Company must maintain sufficient in-stock inventory levels to operate the business successfully while minimizing out- of-stock levels. A significant portion of inventory is sourced from vendors requiring advance notice periods in order to supply the quantities that we require. These lead times may adversely impact the Company’s ability to respond to changing consumer preferences, resulting in inventory levels that are insufficient to meet demand or in merchandise that may have to be sold at lower prices. Inappropriate inventory levels or a failure to accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory may negatively impact the Company’s results of operations.

If the Company is unable to secure an agreement with a financial institution for the management of the credit and financial services operations under substantially the same terms and conditions as currently in existence, the Company’s results of operations may be negatively impacted.

The credit and financial services operations of the Company are currently managed by JPMorgan Chase. The Company entered into a long-term marketing and servicing alliance with JPMorgan Chase in 2006 with a term of 10 years.

On November 17, 2014, the Company and JPMorgan Chase announced that their credit agreement relating to the Sears Card and Sears MasterCard credit cards will terminate on the expiration date set forth in the agreement, which is November 15, 2015. JPMorgan Chase will continue to service the Company’s credit card business to at least November 15, 2015 and will have no obligation to do so after such date. As the Company is currently in the process of considering available options with respect to the future management of the credit and financial services operations, there is a risk that the Company may not be able to secure a new agreement, or secure an agreement with substantially the same terms and conditions that it previously had with JPMorgan Chase, which may in turn affect the Company’s results of operations and financial condition.

The Company relies extensively on computer systems to process transactions, summarize results and manage its business. Disruptions in these systems could harm the Company’s ability to run its business.

Given the number of individual transactions that the Company processes each year, it is critical that the Company maintains uninterrupted operation of its computer and communications hardware and software systems. These systems are subject to obsolescence, damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events such as fires, natural disasters and adverse weather occurrences and usage errors by the Company’s employees. If the systems are damaged or cease to function properly, the Company may have to make a significant investment to fix or replace them, may suffer interruptions in operations in the interim and the Company’s reputation with its customers may be harmed.

The Company’s ability to maintain sufficient inventory levels in its stores is critical to the Company’s success and largely depends upon the efficient and uninterrupted operation of its computer and communications hardware and software systems. Any material interruption in the Company’s computer operations may have a material adverse effect on the Company’s business and results of operations.

The Company relies on foreign sources for significant amounts of its merchandise, and the Company’s business may therefore be negatively affected by the risks associated with international trade.

The Company is dependent upon a significant amount of products that originate from non-Canadian markets. In particular, the Company sources a significant amount of products from China. The Company is subject to the risks that are associated with the sourcing and delivery of this merchandise, including: potential economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; adverse foreign currency fluctuations; changes in international laws, rules and regulations pertaining to the importation of products and quotas; and the imposition and collection of taxes and duties. Any increase in cost to the Company of merchandise purchased from foreign vendors or restriction on the merchandise made available to the Company by such vendors could have an adverse effect on the Company’s business and results of operations.

Damage to the reputations of the brands the Company sells could reduce the Company’s revenues and profits and adversely impact the Company’s results of operations.

As a diverse and multi-channel retailer, the Company promotes many brands as part of the Company’s normal course of business. These brands include the Sears brand, Sears private label brands for product lines such as Jessica, and non-proprietary brands exclusive to the Company. Damage to the reputation of these brands or the reputation of the suppliers of these brands could negatively impact consumer opinions of the Company or its related products and reduce its revenues and profits and adversely impact its results of operations. In those circumstances, it may be difficult and costly for the Company to regain customer confidence.

If the Company’s relationships with its significant suppliers were to be impaired, it could have a negative impact on the Company’s competitive position and adversely impact its results of operations and financial condition.

Although the Company’s business is not substantially dependent on any one supplier, the Company’s relationship with certain suppliers is of significance to its merchandising strategy, including attracting customers to its locations, cross-segment sales and image. The loss of a significant supplier relationship could result in lower revenues and decreased customer interest in the Company’s stores, which, in turn, would adversely affect the Company’s results of operations and financial condition. In addition, the Company may not be able to develop relationships with new suppliers, and products from alternative sources, if any, may be of a lesser quality and more expensive than those the Company currently purchases.

We rely on third parties to provide us with services in connection with the administration of certain business functions.

The Company has entered into agreements with third-party service providers (both domestic and international) to provide processing and administration functions over a broad range of areas. These areas include finance and accounting, information technology, call centre, payroll and procurement functions. Services provided by third parties as a part of outsourcing initiatives could be interrupted as a result of many factors, such as social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, systems breakdowns or power outages or other significant events outside of the Company’s control, contract disputes, or failure by third parties to provide these services on a timely basis within service level expectations and performance standards, which could result in a disruption of the Company’s business, and adversely affect the Company’s results of operations. In addition, to the extent the Company is unable to maintain its outsourcing arrangements, it could potentially incur substantial costs, including costs associated with hiring new employees, in order to return these services in-house.

The Company relies on its relationship with a number of licensees to manage and operate the day-to-day operations of certain components of the Company’s business.

The Company has entered into licensing arrangements with various third parties. The financial instability of licensees and their inability to fulfill the terms and obligations under their respective agreements with the Company could potentially have a negative effect on the Company’s revenues with respect to these arrangements and could cause the Company to incur substantial costs, including moving the services in-house or finding an alternative third party to perform the services.

The lack of willingness of the Company’s vendors to provide acceptable payment terms could negatively impact the Company’s liquidity and/or reduce the availability of products or services that the Company seeks to procure.

The Company depends on its vendors to provide it with financing for the Company’s purchases of inventory and services. The Company’s vendors could seek to limit the availability of vendor credit to the Company or other terms under which they sell to the Company, or both, which could negatively impact the Company’s liquidity. In addition, the inability of the Company’s vendors to access liquidity, or the insolvency of the Company’s vendors, could lead to their failure to deliver inventory or other services to the Company. Certain of the Company’s vendors may finance their operations and/or reduce the risk associated with collecting accounts receivable from the Company by selling or “factoring” the receivables or by purchasing credit insurance or other forms of protection from loss associated with the Company’s credit risks. The ability of the Company’s vendors to do so is subject to the Company’s perceived credit quality. The Company’s vendors could be limited in their ability to factor receivables or obtain credit protection in the future because of the Company’s perceived financial position and credit worthiness, which could reduce the availability of products or services the Company seeks to procure.

The Company may be subject to product liability claims if people or properties are harmed by the products the Company sells or the services it offers.

The Company sells products produced by third party manufacturers. Some of these products may expose the Company to product liability claims relating to personal injury, death or property damage caused by such products and may require the Company to take actions, such as product recalls. In addition, the Company also provides various services which could give rise to such claims. Although the Company maintains liability insurance to mitigate these potential claims, the Company cannot be certain that its coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all.

Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature, as well as product recalls, could also have a negative impact on customer confidence in the products and services the Company offers and on the Company’s reputation, and adversely affect the Company’s business and its results of operations.

If the Company does not maintain the security of its customers, employees or Company information, the Company could damage its reputation, incur substantial additional costs and become subject to litigation.

Any significant security compromise or breach of customer, associate or Company data, either held or maintained by the

Company or its third party providers, could significantly damage the Company’s reputation and brands and result in additional costs, lost sales, fines and/or lawsuits. The regulatory environment in Canada related to information security and privacy is very rigorous. There is no guarantee that the procedures that we have implemented to protect against unauthorized access to secured data are adequate to safeguard against all data security breaches. A data security breach could negatively impact the Company’s business and its results of operations.

The Company is subject to a number of long-term real estate leases which could restrict the Company’s ability to respond to changes in demographics or the retail environment and adversely impact the Company’s results of operations.

As of January 31, 2015, the Company operated a total of 113 Full-line department stores, 295 specialty stores (including 47 Sears Home stores, 11 Outlet stores, one Appliances and Mattresses stores, 201 Hometown stores operated under independent local ownership and 35 Corbeil stores), 1,335 catalogue merchandise pick-up locations and 96 Sears Travel offices. Company owned stores consist of 14 Full-line department stores and two Sears Home stores, with the majority of the remainder held under long-term leases. While the Company is able to change its merchandise mix and relocate stores in order to maintain competitiveness, the Company is restricted from vacating a current site without breaching its contractual obligations and incurring lease-related expenses for the remaining portion of the lease-term. The long-term nature of the leases may limit the Company’s ability to respond in a timely manner to changes in the demographic or retail environment at any location, which could adversely affect the Company’s results of operations. In addition, when leases for the stores in the Company’s ongoing operations expire, the Company may be unable to negotiate renewals, either on commercially acceptable terms, or at all, which could cause us to close stores. Accordingly, the Company is subject to the risks associated with leasing real estate, which could have an adverse effect on the Company’s results of operations.

The Company may be subject to legal proceedings if the Company violates the operating covenants in its real estate leases that could adversely affect the Company’s business and results of operations.

As of January 31, 2015, the Company had operating covenants with landlords for approximately 99 Sears brand corporate stores. An operating covenant generally requires the Company, during normal operating hours, to operate a store continuously as per the identified format in the lease agreement. As of January 31, 2015, the remaining term of the various Sears operating covenants ranged from less than one year to 21 years, with an average remaining term of approximately five years, excluding options to extend leases. Failure to observe operating covenants may result in legal proceedings against the Company and adversely affect the Company’s business and results of operations.

The Company is subject to laws and regulations that impact its business and a failure to comply with such laws and regulations could lead to lawsuits or regulatory actions against the Company that could adversely affect the Company’s business and results of operations.

Laws and regulations are in place to protect the interests and well-being of the Company’s customers and communities, business partners, suppliers, employees, shareholders and creditors. Changes to statutes, laws, regulations or regulatory policies, including changes in the interpretation, implementation or enforcement of statutes, laws, regulations and regulatory policies, could adversely affect the Company’s business and results of operations. In addition, the Company may incur significant costs in the course of complying with any changes to applicable statutes, laws, regulations and regulatory policies.

The Company’s failure to comply with applicable statutes, laws, regulations or regulatory policies could result in a judicial or regulatory judgment or sanctions and financial penalties that could adversely impact the Company’s reputation, business and results of operations. Although the Company believes that it has taken reasonable measures designed to ensure compliance with governing statutes, laws, regulations and regulatory policies in the jurisdictions in which it conducts business, there is no assurance that the Company will always be in compliance or deemed to be in compliance.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including those related to foreign private issuers and the Sarbanes-Oxley Act of 2002, and related regulations implemented by the United States SEC are creating uncertainty for foreign private issuers, increasing legal and financial compliance costs, and making some activities more time consuming. The Company is currently evaluating and monitoring developments with respect to new and proposed rules, such as the new conflict minerals disclosure requirements, and cannot predict or estimate the amount of additional costs it may incur or the timing of such costs. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. The costs of compliance or our failure to comply with these laws, rules and regulations could adversely affect our reputation, business, results of operations, financial condition and the price of our common shares.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

In order to maintain the Company’s current status as a foreign private issuer (“FPI”) under U.S. federal securities laws, a majority of the Company’s common shares must be either directly or indirectly owned by non-residents of the United States. If the majority of the Company’s common shares are owned by residents of the United States, and any of (i) the majority of the Company’s executive officers or directors are United States citizens or residents, (ii) more than fifty percent of the Company’s assets are located in the United States or (iii) the Company’s business is administered principally in the United Sates, then the Company would lose its FPI status. The Company currently satisfies the test and qualifies as a FPI, but it cannot be certain that it will continue to meet these requirements in the future. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian FPI. If the Company ceases to be a FPI, the Company would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to an FPI. The Company may also be required to prepare its financial statements in accordance with U.S. generally accepted accounting principles, and these additional reporting obligations could be costly and have a negative impact on the Company’s financial condition.

The Company is required to comply with federal and provincial environmental laws and regulations, the cost of which may adversely affect the Company’s results of operations and financial condition.

The Company is exposed to environmental risk as an owner, lessor and lessee of property. Under federal and provincial laws, the owner, lessor or lessee could be liable for the costs of removal and remediation of certain hazardous substances on its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could lead to claims against the Company.

The Company is currently remediating various locations across Canada where it has operated auto centres, gas bars and a logistics facility. The extent of the remediation and the costs thereof have not yet been determined. The Company continues to monitor the costs of remediation and appropriately provide for these costs in its reserves. If we commit to renovating a leased or owned building that contains or may contain asbestos, or if asbestos is inadvertently disturbed, we will be legally obligated to comply with asbestos removal standards. The extent of this liability has not yet been determined because the costs to remove asbestos depend upon factors including, among others, the location and extent of any renovations undertaken. Inadvertent disturbance of asbestos cannot be foreseen. The costs incurred by the Company could be significant and may negatively impact the Company’s results of operations and financial condition.

The Company is exposed to a variety of legal proceedings, including class action lawsuits, and tax audits which, if adversely decided, could materially adversely affect the Company.

The Company is currently involved in various legal proceedings incidental to the normal course of business. Although the Company is of the view that the final disposition of any such litigation is not expected to have a material adverse effect on its liquidity, consolidated financial position or results of operations, the outcome of such litigation cannot be predicted with certainty.

In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While we believe that the Company’s tax filing positions are appropriate and supportable, periodically, certain matters are reviewed and from time to time are challenged by the tax authorities. As the Company routinely evaluates and provides for potentially unfavorable outcomes with respect to any tax audits, it believes that the final disposition of tax audits will not have a material adverse effect on its liquidity, consolidated financial position or results of operations. If the result of a tax audit materially differs from the existing provisions, the Company’s effective tax rate and net earnings could be affected positively or negatively in the period in which the tax audits are completed.

The Company’s results of operations may be adversely impacted if insurance coverage is deemed insufficient or if the Company or the insurance industry is affected by unexpected material events.

The Company maintains directors and officers insurance, liability insurance, business interruption and property insurance and this insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. Although the Company has taken measures to ensure that it has the appropriate coverage, including maintaining an annual reserve for liability claims, there is no guarantee that the Company’s insurance coverage will be sufficient, or that insurance proceeds will be paid to us in a timely manner. In addition, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war and certain natural disasters. If we incur these losses and they are material, our business, operating results and financial condition may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes.

Events outside the Company’s control such as social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, systems breakdowns or power outages could have a material adverse effect on the Company’s business and results of operations.

The Company’s business is sensitive to customers’ spending patterns, which may be affected by domestic and international social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, or other significant events outside of the Company’s control, any of which could lead to a decrease in spending by consumers. In addition, such events as well as systems breakdowns and power outages could cause store closures, disrupt supply chain or other operations, delay shipments of merchandise to consumers, reduce revenue and result in expenses to repair or replace facilities. Disruptions during a peak season such as the month of December, which may account for up to 40% of a year’s earnings, could have a particularly adverse effect on the Company’s business and results of operations.

The Company’s business could suffer if it is unsuccessful in making, integrating, and maintaining acquisitions and investments.

From time to time we pursue strategic acquisitions of, joint arrangements with, or investments in, other companies or businesses, although the Company has no present commitments with respect to any material acquisitions or investments. Any such acquisition, joint arrangement or investment that the Company makes may require the Company to spend its cash, or incur debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce the Company’s profitability and harm its business. Acquisitions, joint arrangements and investments also increase the complexity of the Company’s business and place strain on its management, personnel, operations, supply chain, financial resources, and internal financial controls and reporting functions. The Company may not be able to manage acquisitions, joint arrangements or investments effectively, which could damage the Company’s reputation, limit its growth and adversely affect its business and results of operations.

Financial Risks

The Company’s business has been and will continue to be affected by Canadian and worldwide economic conditions; worsening of current economic conditions could lead to reduced revenues and gross margins, and negatively impact the Company’s liquidity.

The Company plans its operations giving regard to economic and financial variables that are beyond its control. Changes to these variables may adversely impact the Company’s performance. Should the current economic conditions worsen, heightened competition, a decline in consumer confidence, lower disposable income, higher unemployment and personal debt levels may result, which could lead to reduced demand for the Company’s products and services. Any of these events could cause the Company to increase inventory markdowns and promotional expenses, thereby reducing the Company’s gross margins and results of operations. If the Canadian or global economies worsen, the Company could experience a decline in same store sales, erosion of gross profit and profitability.

Volatility in fuel and energy costs may have a significant impact on the Company’s operations. The Company requires significant quantities of fuel for the vehicles used to distribute and deliver inventory and the Company is exposed to the risk associated with variations in the market price for petroleum products. The Company could experience a disruption in energy supplies, including its supply of gasoline, as a result of factors that are beyond the Company’s control, which could have an adverse effect on the Company’s business. In addition, if certain of the Company’s vendors experience increases in the cost of products they purchase due to the strengthening of the U.S. dollar, it could result in increases in the prices that the Company pays for merchandise, particularly apparel and appliances, and adversely affect the Company’s results of operations.

Liquidity Risk

The Company is exposed to liquidity risk and its failure to fulfill financial obligations could adversely affect its results of operations and financial condition.

The Company could face liquidity risk due to various factors, including but not limited to, the unpredictability of the current economic climate, failure to secure appropriate funding vehicles and cash flow issues relating to the operation and management of the business. Failure to fulfill financial obligations due and owing from the Company as a result of this liquidity risk could have undesirable consequences on the Company.

Fluctuations in U.S. and Canadian dollar exchange rates may adversely impact the Company’s results of operations.

The Company’s foreign exchange risk is currently limited to currency fluctuations between the Canadian and U.S. dollar. The Company is vulnerable to increases in the value of the U.S. dollar relative to the Canadian dollar because almost all of its revenues are denominated in Canadian dollars and a substantial amount of the merchandise the Company purchases is priced in U.S. dollars. The costs of these goods in Canadian dollars rise when the U.S. dollar increases in value relative to the Canadian dollar and, as a result, the Company may be forced to increase its prices or reduce its gross margins. We may use foreign currency forward and option contracts to hedge the exchange rate risk on a portion of the Company’s expected requirement for U.S. dollars. There can be no assurance that the Company’s hedging efforts will achieve their intended results or that the Company’s estimate of its requirement for U.S. dollars will be accurate, with the result that currency fluctuations may have an adverse impact on the Company’s results of operations. Furthermore, many vendors who are paid in Canadian dollars may have significant costs that are priced in U.S. dollars. Such vendors may seek to increase prices charged to the Company for goods and services and, as a result, the Company may be forced to increase its prices or reduce its gross margins.

In addition, any significant appreciation of the Canadian dollar relative to the U.S. dollar presents an additional challenge to the Company as its customers are motivated to cross-border shop, which may have an adverse impact on the Company’s results of operations.

The Company is exposed to counterparty credit risk which could adversely affect its results of operations.

Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of counterparties to meet their payment obligations to the Company. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, short- term investments, accounts receivable and investments included in other long-term assets. Cash and cash equivalents, accounts receivable, derivative financial assets, and other long-term assets of $340.5 million as at January 31, 2015 (February 1, 2014: $605.8 million) expose the Company to credit risk should the borrower default on maturity of the investment.

Although the Company seeks to manage this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating, there can be no assurance that the Company will be able to successfully manage its credit risk.

The Company invests its surplus cash in investment grade, short-term money market instruments, the return on which depends upon interest rates and the credit worthiness of the issuer. The Company attempts to mitigate credit risk resulting from the possibility that an issuer may default on repayment by requiring that issuers have a minimum credit rating and limiting exposures to individual borrowers.

Expenses associated with the Company’s retirement benefit plans may fluctuate significantly depending on changes in actuarial assumptions, future market performance of plan assets, and other events outside of the Company’s control and adversely affect the Company’s results of operations.

The Company currently maintains a defined benefit registered pension plan, a non-registered supplemental savings arrangement and a defined benefit non-pension retirement plan, which provides life insurance, medical and dental benefits to eligible retired employees through a health and welfare trust. The defined benefit plan continues to accrue benefits related to future compensation increases although no further service credit is earned. In addition, the Company no longer provides medical, dental and life insurance benefits at retirement for employees who had not achieved the eligibility criteria for these non-pension retirement benefits as at December 31, 2008.

There is no assurance that the Company’s retirement benefit plans will be able to earn the assumed rate of return. New regulations and market driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the estimates.

Management is required to use assumptions to account for the plans in conformity with IFRS. However, actual future experience will differ from these assumptions giving rise to actuarial gains or losses. In any year, actual experience differing from the assumptions may be material. Plan assets consist primarily of cash, alternative investments, marketable equity and fixed income securities. The value of the marketable equity and fixed income investments will fluctuate due to changes in market prices. Plan obligations and annual pension expense are determined by independent actuaries and through the use of a number of assumptions.

Although the Company believes that the assumptions used in the actuarial valuation process are reasonable, there remains a degree of risk and uncertainty which may cause results to differ materially from expectations. Significant assumptions in measuring the benefit obligations and pension plan costs include the discount rate and the rate of compensation increase. See Note 20.4 “Pension assumptions” of the Notes to the Consolidated Financial Statements for Fiscal 2014 for more information on the weighted-average actuarial assumptions for the plans.

The Company is exposed to interest rate risk which could adversely affect its results of operations.

Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive. Cash and cash equivalents and borrowings under the Company’s Amended Credit Facility, when applicable, are subject to interest rate risk. The total outstanding balance subject to interest rate risk as at January 31, 2015 was a net asset of $260.3 million (February 1, 2014: $515.1 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net (loss) earnings of $0.5 million.

Certain factors, including changes in market conditions and our credit ratings, may limit our access to capital markets and other financing sources, which could materially increase our borrowing costs.

In addition to credit terms from vendors, our liquidity needs are funded by our operating cash flows and, to the extent necessary, borrowings under our credit agreements and access to capital markets. The availability of financing depends on numerous factors, including economic and market conditions, our operating performance, our credit ratings, and lenders’ assessments of our prospects and the prospects of the retail industry in general. Changes in these factors may affect our cost of financing, liquidity and our ability to access financing sources. Rating agencies revise their ratings for the companies that they follow from time to time and our ratings may be revised or withdrawn in their entirety at any time.

While the Amended Credit Facility currently provides for up to $300.0 million of lender commitments, availability under the Amended Credit Facility is determined pursuant to a borrowing base formula based on eligible assets consisting of inventory and credit card receivables and may be reduced by reserves, as estimated by the Company, which may be applied by the lenders at their discretion pursuant to the Amended Credit Facility agreement. If the value of eligible assets, net of any applicable reserves, are not sufficient to support borrowings of up to the full amount of the commitments under the facility, the Company will not have full access to the facility, but rather could have access to a lesser amount as determined by the borrowing base and reserve estimates.

The lenders under our Amended Credit Facility may not be able to meet their commitments if they experience shortages of capital and liquidity and there can be no assurance that our ability to otherwise access the credit markets will not be adversely affected by changes in the financial markets and the global economy.

The Company faces risks associated with impairment of intangible and other long-lived assets.

The Company’s intangible assets and long-lived assets, primarily consisting of stores, are subject to periodic testing for impairment. A significant amount of judgment is involved in the periodic testing. Failure to achieve sufficient levels of cash flow within each of the Company’s cash generating units or specific operating units could result in impairment charges for intangible assets or long-lived assets, which could have a material adverse effect on the Company’s reported results of operations.

Risks Relating to the Company’s Relationship with Holdings

The Company may lose rights to some intellectual property if Holdings’ equity ownership in the Company falls below specified thresholds or in other circumstances involving financial distress.

The Company relies on its right to use the “Sears” name, including as part of the Company’s corporate and commercial name, which the Company considers a significant and valuable aspect of its business. The Company’s right to use the “Sears” name and certain other brand names was granted pursuant to the license agreement amendments, which state in the event Holdings’ ownership interest in the Company is reduced to less than 10.0%, the license agreement would remain in effect for a period of five years after such reduction in ownership, after which the Company would no longer be permitted to use the “Sears” name and certain other brand names. In addition, the Company’s license to use the “Sears” name and certain other brand names (subject to an extension of up to four years at a royalty rate to be agreed equal to the lesser of a fair market rate based on the value of such mark or the lowest rate which will provide a reasonable incentive to introduce Sears Canada to phase out the use of such mark during such extended period, if the Company reasonably determines that a longer transition is necessary) may also terminate upon the occurrence of certain bankruptcy events involving the Company. In addition, in the event of a bankruptcy proceeding involving Holdings, there is a risk of the license agreement being terminated under the governing insolvency legislation. Losing the right to use these intellectual properties could significantly diminish the Company’s competitiveness in the marketplace and could materially harm the business. If either the license agreement or the technology agreement is terminated, the Company may attempt to renegotiate such agreement although the terms of any renegotiated agreement will be less favorable to the Company.

Some of the Company’s directors and executive officers may have conflicts of interest because of their ownership of Holdings common stock.

Some of the Company's directors and executive officers may own Holdings common stock. Ownership of Holdings common stock by our directors and/or officers could create, or appear to create, conflicts of interest with respect to matters involving both the Company and Holdings.

Risks Relating to Our Common Shares

As long as ESL exerts significant voting influence over the Company, a shareholder’s ability to influence matters requiring shareholder approval will be limited.

ESL is the largest shareholder of the Company, both directly through ownership in the Company, and indirectly through shareholdings in Holdings. Prior to October 16, 2014, Holdings was the controlling shareholder of the Company.

As at March 12, 2015, ESL was the beneficial holder of approximately 49.5% of the common shares of the Company and Holdings was the beneficial holder of approximately 11.7%, of the common shares of the Company.

So long as ESL directly or indirectly controls the Company’s outstanding Common Shares, they will have the ability to control the election of the Board of Directors and the outcome of certain shareholder votes. Accordingly, ESL will have the ability to exercise control over certain actions to be taken or approved by the Company’s directors and shareholders, including with respect to certain mergers or business combinations or dispositions of all or substantially all of our assets.

ESL’s voting control may discourage transactions involving a change of control of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over the then-current market price. Subject to certain limits, ESL is also not prohibited from selling a controlling interest in the Company to a third party and may do so without shareholder approval and, subject to applicable laws, without providing for a purchase of shareholders’ common shares. Accordingly, shareholders’ common shares may be worth less than they would be if ESL did not maintain voting control over the Company.

ESL’s interests may be different than other shareholders’ interests and Holdings and ESL may have investments in other companies that may compete with the Company and may have interests from time to time that diverge from the interests of the Company’s other shareholders, particularly with regard to new investment opportunities.

In addition, conflicts of interest may arise between Holdings and/or ESL and the Company, including corporate opportunities, potential acquisitions or transactions as well as other matters. The Company may be adversely affected by any conflicts of interest between Holdings and/or ESL and the Company. Furthermore, neither Holdings nor ESL owes the Company or the Company’s shareholders any fiduciary duties under Canadian law.

In the event that Holdings experiences financial difficulty, it is not possible to predict with certainty the jurisdiction or jurisdictions in which insolvency or similar proceedings would be commenced or the outcome of such proceedings. If a bankruptcy, insolvency or similar event occurs, there could be proceedings involving Holdings in the United States or elsewhere and it is possible that the Company could be made a part of these proceedings. This risk decreases as the percentage of common shares held by Holdings decreases.

The price of the Company’s common shares may decline if ESL or Holdings alter their strategy with respect to their ownership of the Company’s shares.

ESL and Holdings have advised the Company that they have not reached any decision regarding whether or for how long they will retain their share ownership in the Company and what form, if any, the disposition or distribution of their common shares will take. ESL and Holdings will, in their respective sole discretions, determine the timing and terms of any transactions with respect to their common shares, taking into account business and market conditions and other factors that they deem relevant. Neither ESL or Holdings are subject to any contractual obligation to maintain their ownership position in the Company, nor is ESL subject to any contractual obligation to the Company to maintain its ownership in Holdings. Consequently, we cannot be assured that either ESL or Holdings will maintain its current direct or indirect ownership of the Company’s common shares. Any announcement by ESL or Holdings that they have reached a determination regarding what to do with their direct or indirect ownership of our common shares, or the perception by the investment community that ESL or Holdings has reached such a determination, could have an adverse impact on the price of the Company’s common shares.

The market price of the Company’s common shares is subject to market value fluctuations.

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Company’s common shares for reasons unrelated to its performance. In addition, the financial markets are generally characterized by extensive interconnections among financial institutions and, accordingly, defaults by other financial institutions in Canada, the United States or other countries could adversely affect the Company and the market price of its common shares. The value of the Company’s common shares is also subject to market value fluctuations based upon factors which influence its operations, such as legislative or regulatory developments, competition, technological change and global capital market activity.